UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

US LIGHTING GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Florida	46-3556776
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1148 East 222d St, Euclid, OH	44117
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(216) 896-7000

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.0001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

US Lighting Group, Inc. is filing this General Form for Registration of Securities on Form 10, which we refer to as the Registration Statement, to register its common stock, par value $0.0001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Unless otherwise mentioned or unless the context requires otherwise, when used in this Registration Statement, the terms " US Lighting Group," "Company," "we," "us," and "our" refer to US Lighting Group, Inc.

Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

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FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Registration Statement, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important cautionary statements in this Registration Statement that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Registration Statement and the documents that we have filed as exhibits to this Registration Statement with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this Registration Statement are made as of the date of this Registration Statement, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this Registration Statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission, or SEC. You may read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the website maintained by the SEC at http://www.sec.gov.

Our Internet website address is http://www.uslightinggroup.com and www.intellitronix.com. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference. When this Registration Statement is effective, we will make available, through a link to the SEC's website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports.

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US LIGHTING GROUP, INC.

FORM 10

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ITEM 1. BUSINESS.

Overview

The Company designs and manufactures commercial LED lighting. Intellitronix Corporation (“Intellitronix”), our wholly owned subsidiary, is a manufacturer of automotive aftermarket and original equipment manufacturer (OEM) electronics.

Background

The Company was incorporated in the State of Florida on October 17, 2003, under the corporate name Luxurious Travel Corp., in order to develop, market and distribute a hotel booking engine software that interfaces and captures various rate channels and inventory controls for hotel reservations. The system allowed users to market, manage and sell hotel reservations, and to produce invoices, track follow up and manage customer relationships.

The Company acquired all of the issued and outstanding capital stock of US Lighting Group, Inc. (founded in 2013 in accordance with the laws of the State of Wyoming) on July 13, 2016, and the corporate name was changed on August 9, 2016 to the US Lighting Group, Inc.

Intellitronix was acquired by the Company on December 1, 2016. The Company agreed to pay $4.0 million in exchange for all the shares of Intellitronix. Intellitronix has access to the automotive electronics market and has an established distributor and consumer base.

As a consolidated entity, the Company has demonstrated revenue growth; however, the Company has historically reported operating losses primarily from expenses associated with public company costs, corporate marketing, and product development activities. We intend to raise capital to operate and expand our business to meet the growing demand for our products. We plan to grow revenue through the increase in sale of our existing products and our new products via our existing distribution networks, as well as, completing more OEM projects for the recreational vehicle (RV) and marine industries.

US Lighting Group

In recent years, we have seen a more energy-efficient, environmentally safe, and flexible lighting for businesses and residential homes. Light emitting diodes (LEDs) offer numerous advantages over traditional light bulbs. LEDs are more durable resembling a hard plastic versus a thin glass. Since mercury is not required in the manufacturing process, LEDs are more environmentally friendly. Benefits of using our LED lights include an immediate and significant reduction in lighting bills with no yearly bulb or ballast replacements. LED lights are durable and rugged, resistant to external impacts, and emit virtually no heat and ultraviolet emissions. Furthermore, unlike the previous fluorescent bulb, LED lights are ecologically friendly as they do not include mercury or hazardous chemical and are recyclable.

Applications for our LED lights include commercial spaces such as board rooms, offices, factories, stores, gymnasiums, schools, hospitals, warehouses, and greenhouses, as well as some residential applications such as garages.

LEDs are acost-effective, energy-savings alternative to incandescent lights, touting a 2000% efficiency rate over conventional light bulbs and a 500% efficiency rate over compact fluorescent bulbs. Over a 10-year period, the lighting industry could save $1 trillion in energy costs, eliminate the need for nearly 1 billion barrels of petroleum leading to a substantial reduction in carbon dioxide emissions. With technology advancements, the true potential of LED lighting lies in their ability to transform lighting technology. The light spectrum could be custom-tailored for all wavelengths, accurately matching the sun’s light qualities that could revolutionize indoor agriculture and help night-shift workers. The use of polarized light from LEDs could also improve computer displays and lower the glare from car headlights.1

References:

[1]	February 28, 2019, “The coming revolution in LED lighting” by Optical Society of America US Lighting Group has a competitive advantage with its proprietary “transformerless” power supply design that offers significant energy savings.

Transformerless Circuit Controls Speed of Energy

Most LED lighting companies use a transformer to appropriately drive an LED. Transformers, however, emit heat; that heat reduces a light bulb’s energy efficiency. US Lighting Group has created a proprietary “transformerless” circuit that controls the speed of energy powered to the LED. Eliminating the expense of an additional circuit board and timely assembly that goes along with it allows us to put money into the part that matters most, the actual LED. Our driverless and transformerless technologyallows our LED lights to offer maximum efficiency.

Ballast or no-ballast fluorescent lighting retrofits

Most businesses use fluorescent lighting for work areas, conference rooms, and hallways. These fixtures have a “ballast” which regulates the amount of electricity going through the fluorescent tube providing enough electricity to “start up.” Our BH4 and GFY LED lighting product lines do not require a ballast in its fixture, allowing for maximum energy efficiency. Our FEB Ballast Compatible line of bulbs eliminates the guesswork and retrofitting associated with these fixtures. TheseLED bulbs are “plug-and-play” so customers do not have to worry about the type of ballast, and they can literally begin saving money on their electricity by removing the old fluorescent bulb and replacing it with our Ballast Compatible LED Bulbs.

LED Technology

According to the U.S. Department of Energy, commercial and residential LED usage has shown that LED lights use at least 75% less energy and last 25 times longer than incandescent bulbs. The actual LED component determines a light’s efficiency. To ensure our LED is the most efficient, we use one of the most powerful LEDs available, such as Samsung LM561C,that emits the most lumens per watt. All LEDs are rated to last at least 100,000 hours. However, this lifespan is only possible should an LED not exceed clearly defined power and temperature limits, which is the main consideration behind our “transformerless” design.

Principal Products

US Lighting Group designs, manufactures, and distributes 4’ LED tube lights that are superior in power usage, lifespan, warranty, and cost savings, because of the exclusive minimalistic design and proprietary manufacturing processes. Channels to market include The Home Depot drop ship program, and earlier in the company history, a chain of regional distributors. US Lighting Group, Inc. has research and development, testing, and production facilities based in Euclid, Ohio, USA where all products are engineered and manufactured from domestic and imported components

The US Lighting Group currently produces a series of bulbs, each with their own unique specifications and applications:

●	BH4 Series is our flagship LED light bulb line and has remained our top seller throughout the years. The BH4 bulb is a powerful, highly efficient top-level bulb offering the greatest savings potential and longest life span at 21 years. This light has been engineered to emit zero RF.

●	GFY Series designed for those looking for something a little less powerful and lower cost. This series combines the demand for lower-watt bulbs with the need for highly efficient, sustainable lighting options to create two highly affordable LED bulb options. This tube is more cost-effective on the upfront purchase, while still offering a 15-year warranty and significant savings on energy costs.

●	FEB Series is our plug-and-play LED lighting option with power at each end that works with both electronic and magnetic ballasts.

Distribution and Current Market

LED lighting is a commodity product, which has become very competitive due to overseas imports with low pricing, making it a difficult climate for US Lighting Group, Inc. to operate in. We are looking into other LED lighting product lines that would leverage our electronics innovativeness to provide more specialty-type LED lighting. US Lighting Group has a supplier contractual relationship with The Home Depot. Customers can order product online at HomeDepot.com and it ships to the customer directly from our warehouse, however the sales have been minimal in the last two years.

US Lighting Group is looking at other industries such as robotics and fiberglass, but they are still in the early development stage.

Patents

The following patents have been issued to our majority shareholder, CEO, Paul Spivak:

Patent No. 10308330 for the company’s new motion stabilized spotlight product for the marine industry, Issued - 06/04/2019.

Patent No. 6353781 GPS Controlled Marine Speedometer Unit with Multiple Operational Modes, Issued - 03/05/2002.

Currently, there is no formal patent license agreement between the CEOand the Company.

Intellitronix Corporation

In recent years, the Company’s primary activity has been centered around Intellitronix. Intellitronix is engaged in automotive electronics manufacturing, serving a niche market of aftermarket electronics for customer installations as well as several emerging OEM applications.

Products

●	Automotive - Our portfolio includes direct fit replacement gauge panels for specific vehicle models manufactured by Chevrolet, Ford, Jeep, etc., and universal gauges for numerous other makes and models of classic cars. Other products include vehicle lighting, ignition systems, RPM switches and other automotive electronics. Intellitronix is a well-established brand that is available to consumers through major aftermarket distributors. The Company offers a Limited Lifetime Factory Warranty on all its branded products.

●	Marine - We design and manufacture products for the marine industry including GPS controlled marine speedometer and Prometheus Ignition System to guard against ignition failures.

●	OEM - In recent years, we have developed several custom OEM projects from design to production for companies such as Kawasaki Motors and Coachman RV. The Energy Management Multifunctional System (EMMS) was designed and manufactured for recreational vehicles as an OEM project, and our first customer orders were recently received. The 4-in-1 unit that is currently in development incorporates energy management and load shed, a breaker panel, automatic transfer switch, automatic generator starter plus display unit, Bluetooth, WiFi and multiplexing capabilities.

Our capabilities include a broad range of design and manufacturing services, such as various microprocessor-controlled products for the automotive, electronic, marine, and recreational vehicle markets and the Company has been leveraging its competitive advantage as an efficient low-cost manufacturing partner to other OEM providers. We are focusing on growing the OEM and private label segments that provide high-volume and low-overhead manufacturing opportunities.

The vast majority of our products are manufactured at our facility in Euclid, Ohio.

Distribution

We currently have three sales channels, including Intellitronix branded automotive product lines sold through business-to-consumer (B2C) and retail channels, business-to-business (B2B) and private labeled product lines, and original equipment manufacturers (OEM). For OEM customers, we provide design and manufacturing services to meet original equipment manufacturer’s specifications and these products are incorporated in the new vehicles. The most recent projects have been completed in the growing RV industry, meeting all applicable safety standards.

Our customers include O’Reilly Auto Parts, Summit Racing Equipment, JEGS, Kawasaki Motors, Coachman RV, US Auto Parts, CJ Pony Parts, Corvette Central, Mid America Motorworks, Eckler’s, and others. We also sell our products through eBay, Amazon, and other e-commerce platforms.

Employees

As of September 2020, we had 37 employees, of which 9 employees are part-time. Our engineering staff designs products from conception through prototype, testing, and production. Our staff consists of both electrical and mechanical engineers, and we periodically utilize contractors on an as-needed basis. Our other departments include sales, marketing, administration, production, and technical support.

Equipment

We have a line of automated electronic assembly equipment and other machinery required to assemble and test printed circuit boards. We are expanding our capabilities by regularly purchasing in-house equipment in order to produce more intricate or customized products. Our current equipment line includes Stencil printers, SMT (Surface Mount Technology) pick-and-place machine, reflow oven, wave soldering machine, wire stripping, and laser cutting.

Markets

The global Automotive Electronics market was valued at $285 billion in 2018 and is estimated to be worth more than $645 billion by 2030 based on the compound annual growth rate (CAGR*) of 7% between 2019 and 2030. The Automotive Electronics global market includes automotive software, electrical/electronic component, ECUs/EDUs, power electronics, sensors, software, integration, verification and validation, and other electronic components.2

The COVID-19 pandemic has made a significant impact on the automotive industry. The automotive industry may see a shift in its global supply chain due to the level of dependence on Chinese production and tooling. The industry could potentially reduce its reliance on China, because of the supply chain disruptions. In this scenario, a larger percentage of production could feasibly move back to the U.S. It is expected that the Chinese tooling and production industries will be extremely aggressive with pricing and will have the full backing of local Chinese authorities and governments. Our strategic business plan for Intellitronix includes plans to reduce our dependency on Chinese imports.3

*	Compound annual growth rate (CAGR) is the rate of return that would be required for an investment to grow from its beginning balance to its ending balance, assuming the profits were reinvested at the end of each year of the investment's lifespan.

References:

[2]	2018, “Global Automotive Electronics Market Report” by Global Market Insights
[3]	2020, “Automotive Industry Insight” by Peakstone

Suppliers – International and Domestic

US Lighting Group and Intellitronix both source components from preferred vendors and alternative sources:

US Lighting Group

●	LED manufacturers (preferred vendor with alternative vendors)

●	Circuit boards (per specifications)

●	Enclosures (per specifications)

●	Induction components (per specifications)

●	Tooling (per specifications)

Intellitronix Corporation

●	LED manufacturers (custom tooled)

●	Circuit boards (per specifications)

●	Sending units and sensors (custom made)

●	Electronics components (USA based distributors)

Competition

US Lighting Group

We compete with numerous companies in the LED Lighting marketplace including Lithonia Lighting, Toggled, Feit Electric and countless Chinese companies.

Intellitronix Corporation

We compete primarily with four companies in the Automotive Aftermarkets industry for automotive electronics, including Dakota Digital, Autometer, Classic Instruments, and Holley Ignition Boxes (MSD).

Product Safety

We use Intertek Testing Services NA, Inc. for product safety testing. We comply with environmental regulations regarding product safety.

Reports to Shareholders

When this Registration Statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission, or SEC. You may read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the website maintained by the SEC at http://www.sec.gov.

Regulatory Mandates

Government Regulations

We are subject to regulations by securities laws as a public company.

Compliance with Environmental Laws and Regulations

No industry specific governmental approvals are required related to the operation of our business.

ITEM 1A. RISK FACTORS.

Not required for smaller reporting companies.

ITEM 2. FINANCIAL INFORMATION.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the years ended December 31, 2019 and 2018, and for the six months ended June 30, 2020. You should read this discussion together with the consolidated financial statements, related notes and other financial information included in this Form 10. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

General Overview

We are engaged in the business of manufacturing and distributing LED digital gauges, automotive electronics, and accessories for commercial and industrial customers, as well as LED lighting tubes and bulbs.

Principal Products

US Lighting Group designs, manufactures, and distributes 4’ LED tube lights that are superior in power usage, lifespan, warranty, and cost savings, because of the exclusive minimalistic design and proprietary manufacturing processes. Channels to market include The Home Depot drop ship program, and earlier in the company history, a chain of reginal distributors. US Lighting Group, Inc. has research and development, testing, and production facilities based in Euclid, Ohio, USA where all products are engineered and manufactured from domestic and imported components

The US Lighting Group currently produces a series of bulbs, each with their own unique specifications and applications:

●	BH4 Series is our flagship LED light bulb line and has remained our top seller throughout the years. The BH4 bulb is a powerful, highly efficient top-level bulb offering the greatest savings potential and longest life span at 21 years. This light has been engineered to emit zero RF.

●	GFY Series designed for those looking for something a little less powerful and lower cost. This series combines the demand for lower-watt bulbs with the need for highly efficient, sustainable lighting options to create two highly affordable LED bulb options. This tube is more cost-effective on the upfront purchase, while still offering a 15-year warranty and significant savings on energy costs.

●	FEB Series is our plug-and-play LED lighting option with power at each end that works with both electronic and magnetic ballasts.

Distribution and Current Market

LED lighting is a commodity product, which has become very competitive due to overseas imports with low pricing, making it a difficult climate for US Lighting Group, Inc. to operate in. We are looking into other LED lighting product lines that would leverage our electronics innovativeness to provide more specialty-type LED lighting. US Lighting Group has a supplier contractual relationship with The Home Depot. Customers can order product online at HomeDepot.com and it ships to the customer directly from our warehouse, however the sales have been minimal in the last two years.

US Lighting Group is looking at other industries such as robotics and fiberglass, but they are still in the early development stage.

Intellitronix Corporation

In recent years, the Company’s primary activity has been centered around Intellitronix. Intellitronix is engaged in automotive electronics manufacturing, serving a niche market of aftermarket electronics for customer installations as well as several emerging OEM applications.

Products

●	Automotive - Our portfolio includes direct fit replacement gauge panels for specific vehicle models manufactured by Chevrolet, Ford, Jeep, etc. and universal gauges for numerous other makes and models of classic cars. Other products include vehicle lighting, ignition systems, RPM switches and other automotive electronics. Intellitronix Corporation is a well-established brand that is available to consumers through major aftermarket distributors. The Company offers a Limited Lifetime Factory Warranty on all its branded products.

●	Marine - We design and manufacture products for the marine industry including GPS controlled marine speedometer and Prometheus Ignition System to guard against ignition failures.

●	OEM - In recent years, we have developed several custom OEM projects from design to production for companies such as Kawasaki Motors and Coachman RV. The Energy Management Multifunctional System (EMMS) was designed and manufactured for recreational vehicles as an OEM project, and our first customer orders were recently received. The 4-in-1 unit that is currently in development incorporates energy management and load shed, a breaker panel, automatic transfer switch, automatic generator starter plus display unit, Bluetooth, WiFi and multiplexing capabilities.

Our capabilities include a broad range of design and manufacturing services, such as various microprocessor-controlled products for the automotive, electronic, marine, and recreational vehicle markets and the Company has been leveraging its competitive advantage as an efficient low-cost manufacturing partner to other OEM providers. We are focusing on growing the OEM and private label segments that provide high-volume and low-overhead manufacturing opportunities.

The vast majority of our products are manufactured at our facility in Euclid, Ohio.

Distribution

We currently have three sales channels, including Intellitronix branded automotive product lines sold through business-to-consumer (B2C) and retail channels, business-to-business (B2B) and private labeled product lines, and original equipment manufacturers (OEM). For OEM customers, we provide design and manufacturing services to meet original equipment manufacturer’s specifications and these products are incorporated in the new vehicles. The most recent projects have been completed in the growing RV industry, meeting all applicable safety standards. Our customers include O’Reilly Auto Parts, Summit Racing Equipment, JEGS, Kawasaki Motors, Coachman RV, US Auto Parts, CJ Pony Parts, Corvette Central, Mid America Motorworks, Eckler’s and others. We also sell our products through eBay, Amazon, and other e-commerce platforms.

COVID-19 Considerations

Through the date these financial statements were issued, the COVID-19 pandemic did not have a net material impact on our operating results. In the future, the pandemic may cause reduced demand for our products if, for example, the pandemic results in a recessionary economic environment, which negatively effects the consumers who purchase our products.

Our ability to operate without significant negative operational impact from the COVID-19 pandemic will in part depend on our ability to protect our employees and our supply chain. The Company has endeavored to follow the recommended actions of government and health authorities to protect our employees. Through the date that these financial statements were issued, we maintained the consistency of our operations during the onset of the COVID-19 pandemic. However, the uncertainty resulting from the pandemic could result in an unforeseen disruption to our workforce and supply chain (for example an inability of a key supplier or transportation supplier to source and transport materials) that could negatively impact our operations.

Through the date that these financial statements were issued, the COVID-19 pandemic has not negatively impacted the Company’s liquidity position as of such date, and the Company continues to generate cash flows to meet its short-term liquidity needs, and it expects to maintain access to the capital markets. The Company has not observed any material impairments of its assets or a significant change in the fair value of its assets due to the COVID-19 pandemic.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including, but not limited to, those related to inventories, income taxes, accounts receivable allowance, fair value derivatives, and reserve for warranty claims. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our consolidated financial statements:

Use of Estimates

Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among other things, management estimates include the estimated collectability of its accounts receivable, the valuation of long lived assets, warranty reserves, the assumptions used to calculate derivative liabilities, assumptions used to value equity instruments issued for financing and compensation, and the valuation of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

We recognize revenue in accordance with Accounting Standard Update (“ASU”) No. 2014-09. This standard provides authoritative guidance clarifying the principles for recognizing revenue and developing a common revenue standard for U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services.

Under this guidance, revenue is recognized when control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company reviews its sales transactions to identify contractual rights, performance obligations, and transaction prices, including the allocation of prices to separate performance obligations, if applicable. Revenue and costs of sales are recognized once products are delivered to the customer’s control and performance obligations are satisfied.

Products sold by the Company are distinct individual products. The products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them. Most of the Company’s sales are received through several eBay web-commerce websites, which requires customer payment at time of order placement.

The Company does offer a 30-day return policy from the date of shipment. The Company also provides a limited lifetime warranty on its products. Due to a limited history of returns, the Company does not maintain a warranty reserve.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements contained in this Form 10 for management’s discussion of recent accounting pronouncements.

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Our revenue, operating expenses, and net loss from operations for the year ended December 31, 2019 as compared to the year ended December 31, 2018, were as follows:

	For the year ended			Percentage
	December 31,			Change
	2019	2018	Change	Inc. (Dec.)

Total Sales, net	2,647,000	2,422,000	225,000	9%

Total Cost of goods sold	1,041,000	1,602,000	(561,000)	(35)%
Gross profit	1,606,000	820,000	786,000	96%

Operating expenses
Selling, general and administrative expenses	1,902,000	3,257,000	(1,355,000)	(42)%
Product development costs	230,000	465,000	(235,000)	(51)%
Stock-based compensation	7,976,000	812,000	7,164,000	882%
Loss on disposal of property and equipment	-	149,000	(149,000)	(100)%
	10,108,000	4,683,000	5,425,000	116%
Loss from operations	(8,502,000)	(3,863,000)	(4,639,000)	120%
Interest	(200,000)	(222,000)	(22,000)	(10)%
Net loss	$(8,702,000)	$(4,085,000)	$(4,617,000)	113%

Sales

Sales increased by $225,000 (9%) to $2.6 million for the year ended December 31, 2019, compared to $2.4 million for the year ended December 31, 2018. The increase in revenue is attributed to the utilization of the eBay e-commerce website, which has provided us access to a larger customer base.

Cost of Goods Sold

Cost of goods sold decreased by $561,000 (35%) to $1.0 million for the year ended December 31, 2019, compared to $1.6 million for the year ended December 31, 2018. The decrease in costs of goods sold was primarily attributable to increased automation leading to reduced labor costs, and improved supply chain management. Gross profit as a percentage of sales increased by 80% to 60.7% for the year ended December 31, 2019, compared to 33.8% for the year ended December 31, 2018.

Operating Expenses

Operating expenses include selling, general and administrative expenses, product development costs, and non-cash stock-based compensation expense, and loss on disposal of property and equipment.

Selling, general and administrative expenses decreased approximately $1.4 million to $1.9 million during the year ended December 31, 2019, compared to $3.3 million during the year ended December 31, 2018. The decrease in selling, and general and administrative expenses was due to planned personnel and expense reductions leading to decreased compensation and benefit expense, and decreased professional fees, as compare to the prior year period.

Product development costs decreased approximately $235,000 to $230,000 during the year ended December 31, 2019, compared to $465,000 during the year ended December 31, 2018. The decrease in product development costs was due primarily to the completion of major engineering milestones for the RV industry in early 2019.

Non-cash stock-based compensation expense increased approximately $7.2 million to $8.0 million during the year ended December 31, 2019 compared to $812,000 during the year ended December 31, 2018. We issued stock in lieu of cash payment for services received from employees and contractors. During the year ended December 31, 2019, we issued 27,091,000 shares of the Company’s common to our CEO valued at $6.8 million.

Loss from Operations

Loss from operations increased to approximately $8.5 million during the year ended December 31, 2019, compared to $3.9 million during the year ended December 31, 2018. The increase in operating loss was due primarily to the increase in non-cash stock based compensation expense discussed above, offset by increased sales and gross profit, decreased selling, general and administrative expenses, and decreased product development costs.

Other Expense

Other expenses include interest. Interest decreased approximately $22,000 to $200,000 during the year ended December 31, 2019, compared to $222,000 during the year ended December 31, 2018. The decrease in interest was primarily attributable to the decrease in notes payable to related parties as compared to the prior year period.

Net Loss

Net loss increased $4.6 million to $8.7 million during the year ended December 31, 2019, compared to a net loss of $4.1 million for the year ended December 31, 2018. The increase in net loss was due to the increase in non-cash stock based compensation expense discussed above, offset by increased gross profit, decreased selling, general and administrative expenses, and decreased product development costs. Net loss per common share increased to $0.15 per share for the year ended December 31, 2019, compared to $0.09 net loss per common share for the year ended December 31, 2018, due to the increase in net loss for the year ended December 31, 2019, offset by the increase in weighted-average shares outstanding during the year ended December 31, 2019.

Results of Operations for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

Our revenue, operating expenses, and net loss from operations for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 were as follows:

	For the six months ended			Percentage
	June 30,			Change
	2020	2019	Change	Inc. (Dec.)

Total Sales, net	1,562,000	1,286,000	276,000	21%

Total Cost of goods sold	604,000	373,000	231,000	62%
Gross profit	958,000	913,000	45,000	5%

Operating expenses
Selling, general and administrative expenses	891,000	1,055,000	(164,000)	(16)%
Product development costs	220,000	111,000	109,000	98%
Stock-based compensation	31,000	225,000	(194,000)	(86)%
Total operating expenses	1,142,000	1,391,000	(249,000)	(18)%
Loss from operations	(184,000)	(478,000)	294,000	62%
Interest	(98,000)	(88,000)	10,000	11%
Net loss	$(282,000)	$(566,000)	$284,000	50%

Sales

Sales increased by $276,000 (21%) to $1.6 million for the six months ended June 30, 2020, compared to $1.3 million for the six months ended June 30, 2019. The increase in revenue is attributed to the utilization of the eBay e-commerce website, which has provided us access to a larger customer base.

Cost of Goods Sold

Cost of goods sold increased by $231,000 (62%) to $604,000 for the six months ended June 30, 2020, compared to $373,000 for the six months ended June 30, 2019. The increase in costs of goods sold was primarily attributable to our increase in sales, offset by increased material, freight, and tariffs costs, as compared to the prior year period. Gross profit as a percentage of sales decreased by 14% to 61.3% for the six months ended June 30, 2020, compared to 71.0% for the six months ended June 30, 2019. The decrease in gross margin as a percentage of sales was due to increased material, freight, and tariffs costs, as compared to the prior year period.

Operating Expenses

Operating expenses include selling, general and administrative expenses, product development costs, and non-cash stock-based compensation expense.

Selling, general and administrative expenses decreased approximately $164,000 to $891,000 during the six months ended June 30, 2020, compared to $1.1 million during the six months ended June 30, 2019. The decrease in selling, and general and administrative expenses was due to planned personnel and expense reductions leading to decreased compensation and benefit expense, and decreased professional fees, as compare to the prior year period.

Product development costs increased approximately $109,000 to $220,000 during the six months ended June 30, 2020, compared to $111,000 during the six months ended June 30, 2019. The increase in product development costs was due primarily to new product engineering initiatives and various OEM projects.

Non-cash stock-based compensation expense decreased approximately $194,000 to $31,000 during the six months ended June 30, 2020, compared to $225,000 during the six months ended June 30, 2019. During the six months ended June 30, 2020, the reduced the amount of stock we issued to our employees and contractors, as compared to the prior year period.

Loss from Operations

Loss from operations decreased to approximately $184,000 during the six months ended June 30, 2020, compared to $478,000 during the six months ended June 30, 2019. The decrease in operating loss was due primarily to the increase in gross profit, and decreased operating expenses discussed above.

Other Expense

Other expenses include interest. Interest increased approximately $10,000 to $98,000 during the six months ended June 30, 2020, compared to $88,000 during the six months ended June 30, 2019. The increase in interest was primarily attributable to the increase in notes payable and convertible notes payables balances as compared to the prior year period.

Net Loss

Net loss decreased $284,000 to $282,000 during the six months ended June 30, 2020, compared to $566,000 for the six months ended June 30, 2019. The decrease in operating loss was due to the increase in gross profit, and decreased operating expense discussed above. Net loss per common share decreased to $0.00 per share for the six months ended June 30, 2020, compared to $0.01 net loss per common share for the six months ended June 30, 2019, due to an increase in weighted-average shares outstanding during the six months ended June 30, 2020, and the decrease in net loss for the six months ended June 30, 2020.

Liquidity and Capital Resources

Our working capital deficiency as of June 30, 2020 and December 31, 2019 was as follows:

	As of	As of
	June 30, 2020	December 31, 2019
	(Unaudited)
Current Assets	$360,000	$314,000
Current Liabilities	3,902,000	2,484,000
Net Working Capital Deficiency	$(3,542,000)	$(2,170,000)

The following summarizes our cash flow activity for the six months ended June 30, 2020, and the fiscal year ended December 31, 2019:

Cash Flows

	Six months	Year
	Ended	Ended
	June 30, 2020	December 31, 2019
	(Unaudited)
Net cash provided by (used in) Operating Activities	$14,000	$(315,000)
Net cash used in Investing Activities	(769,000)	(101,000)
Net cash provided by Financing Activities	711,000	299,000
Decrease in Cash during the period	(44,000)	(117,000)
Cash, Beginning of Period	107,000	224,000
Cash, End of Period	$63,000	$107,000

Since inception, our principal sources of liquidity have been cash provided by financing, including through the private placement of convertible notes and equity securities, loans, and gross profit from the sales of our products. Our principal uses of cash have been primarily for labor and outside services, expansion of our operations, development of new products and improvement of existing products, expansion of marketing efforts to promote our products and brand, and capital expenditures. We anticipate that additional expenditures will be necessary to develop and expand our assets before sufficient and consistent positive operating cash flows will be achieved, including sufficient cash flows to service existing liabilities and related interest. Additional funds may be needed in order to continue production and operations, maintain profitability and to achieve our objectives. As such, our cash resources may not be sufficient to meet our current operating expense and production requirements, and planned business objectives beyond the date of this Form 10 filing without additional financing.

As further presented in our consolidated financial statements and related notes included in this Form 10, during the six months ended June 30, 2020 we incurred a net loss of $282,000, and at June 30, 2020, had a stockholders’ deficit of $3.5 million. In addition, during the fiscal year ended December 31, 2019, we incurred a net loss of $8.7 million, and used cash in operations of $315,000, and at December 31, 2019, we had a stockholders’ deficit of $3.3 million, and a working capital deficit of $2.2 million. These factors raise substantial doubt about our ability to continue as a going concern, as noted by our independent registered public accounting firm in its report on our December 31, 2019 financial statements.

Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to maintain revenues and generate profit from operations. Subsequent to June 30, 2020, we received aggregate proceeds of $274,000 through proceeds received from a private placement transaction. During the six months ended June 30, 2020, we were able to raise $58,000 through proceeds received from a private placement transaction and $227,000 from the issuance of convertible notes. During the fiscal year ended December 31, 2019, we were able to raise $622,000 through proceeds received from a private placement transaction and $113,000 from the issuance of convertible notes. At June 30, 2020, we had cash on hand of approximately $63,000, and may not be able to generate sufficient funds from our future operations to meet our cash flow requirements. We may need additional funds to meet our cash flow requirements to operate our business through December 31, 2020.

At June 30, 2020, we had a working capital deficit of approximately $3.5 million compared to a working capital deficit of $2.2 million at December 31, 2019. The increase in working capital deficit was primarily related to the increase in short-term debt. At December 31, 2019, we had a working capital deficit of approximately $2.2 million compared to a working capital deficit of $1.6 million at December 31, 2018. The increase in working capital deficit was primarily related to the increase in short-term debt and the increase in accrued and unpaid payroll to our President and CEO during the year ended December 31, 2019.

Net cash provided by operating activities for the six months ended June 30, 2020 totaled $14,000, compared to net cash used in operating activities for the six months ended June 30, 2019 of $260,000. The decrease in net cash used in operations for the six months ended June 30, 2020 was primarily due to a decrease in net loss during the six months ended June 30, 2020 of $282,000 compared to a net loss of $566,000 incurred during the six months ended June 30, 2019. Net cash used in operating activities for the fiscal year ended December 31, 2019 totaled $315,000. This compares to net cash used in operating activities of $2.7 million for the year ended December 31, 2018.

Net cash used in investing activities was approximately $769,000 for the six months ended June 30, 2020, compared to $3,000 for the six months ended June 30, 2019. During the six months ended June 30, 2020, the Company purchased land, building, and improvements for $736,000, and moved its operations to Euclid, Ohio. Net cash used in investing activities was approximately $101,000 for year ended December 31, 2019, compared to $70,000 for the year ended December 31, 2018, and relates to the purchase of automobiles, machinery and equipment.

Net cash provided by financing activities for the six months ended June 30, 2020 was $711,000, and included proceeds of $58,000 received in the private placement of common stock, $227,000 from the issuance of secured convertible promissory notes, $345,000 from proceeds from the issuance of notes payable, and $408,000 in proceeds from the issuance of a note payable to a related party. These proceeds were offset by the payment of $2,000 on a finance lease, repayment of $131,000 of notes payable, and repayment of $194,000 of notes payable to a related party. Net cash provided by financing activities for the six months ended June 30, 2019 was $123,000, which included $493,000 of proceeds from private placement of common stock, offset by payment of $4,000 on a finance lease, and repayment of $66,000 of notes payable, and repayment of $300,000 on notes payable to a related party. Net cash provided by financing activities for the year ended December 31, 2019 was $299,000, and included $622,000 of proceeds from the private placement of common stock, $113,000 from the issuance of secured convertible promissory notes, and $280,000 in proceeds from loans payable. These proceeds were offset by the payment of $8,000 on a finance lease, repayment of $174,000 of notes payable, and repayment of $534,000 of notes payable to a related party. Net cash provided by financing activities for the year ended December 31, 2018 was $3.0 million, and included $3.9 million of proceeds from the private placement of common stock, $60,000 on the conversion of warrants into common stock, offset by the repayment of $182,000 of notes payable, and repayment of $743,000 of a note payable to a related party.

Off-Balance Sheet Arrangements

We have not entered any off-balance sheet arrangements.

Commitments

Lease Obligations

We currently have no lease obligations.

ITEM 3. PROPERTIES

Our principal corporate office and production facility, which we purchased on April 27, 2020, is located at 1148 East 222nd Street, Euclid, Ohio 44117. The commercial building has 26,000 sq. ft. of manufacturing, warehouse and office space and sits on 2.0 acres of land. Previously, the Company rented space at 34099 Melinz Parkway, Unit E, Eastlake, Ohio. We believe our facilities are adequate to meet our current and near-term needs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock by:

●	each person who is known by us to be the beneficial owner of five percent (5%) or more of our common stock;

●	our executive officers, and each director as identified in the “Management — Executive Compensation” section; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this document into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of our common stock that we believe was beneficially owned by each person or entity as of September 25, 2020.

(a) Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class Outstanding
Common Stock	None

(b) Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class Outstanding
Common Stock	Paul Spivak 309 Lake Breeze Cv, Eastlake, OH 44095	50,000,479 shares CEO	55.153%

(b) Changes in Control

None.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names, positions and ages of our current executive officers and directors. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are appointed by our board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of our board of directors.

Name	Age	Title
Paul Spivak (a)	61	President and Chief Executive Officer

(a)	Appointed effective July 13, 2016.

Paul Spivak, President and Chief Executive Officer

Mr. Spivak is an innovative entrepreneur, design engineer, inventor, and patent holder with over 30 years of experience in creating new high technology products and successfully developing four profitable startup companies. Initially designing electronic surveillance equipment for IBM, Motorola, and Westinghouse, he ultimately left his day job to pursue his own business ventures, inventions, and patents. Mr. Spivak has an extensive list of patents and patents pending and has several patents in the areas of GPS speedometer, LED Tanning, Spray Tanning, LED Technologies and Automotive Aftermarket Technologies. His engineering and design specialties include microprocessor-controlled product development, printed circuit board design, analog and digital circuitry, and LED technology. His innovations and entrepreneurial spirit have led him to successfully develop 4 start-up companies in the electronics industry, including Cyberdyne, Magic Tan (currently known as Sunless Inc.) and Intellitronix Corporation. Mr. Spivak’s education includes a Bachelor of Science in Electrical Engineering from Penn State University, Penn College of Technology. Mr. Spivak resides in Cleveland, Ohio. He is an avid world traveler and enjoys boating and reading history.

ITEM 6. EXECUTIVE COMPENSATION.

The following table and related footnotes show the compensation paid to our Chief Executive Officer during the last fiscal year ended December 31, 2019, and information concerning all compensation paid for services rendered to us in all capacities for our last two fiscal years.

Name and Principal Position	Year	Salary($)		Stock Awards($) (2)	All Other Compensation($)	Total($)
Paul Spivak, CEO	2019	150,000	(1)	6,772,750	-	6,922,750
	2018	150,000	(1)	-	-	350,000

(1)	This amount was accrued and unpaid as of December 31, 2019.
(2)	On December 23, 2019, Mr. Spivak was granted 27,091,000 shares of US Lighting Group, Inc. common stock valued at $0.25 per share.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

There are employment contracts with employees but no compensatory plans or arrangements, including payments to be received from us, with respect to any of our directors or executive officers which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us. These agreements do not provide for payments to be made as a result of any change in control of us, or a change in the person's responsibilities following such a change in control.

The January 2, 2017, the Company entered into an Employment Agreement with Paul Spivak, that outlines Mr. Spivak’s retention as President and CEO of the Company in exchange for an annual salary of $150,000, with allowances for bonuses and the issuance of the Company’s common stock. On July 1, 2020, the Company amended the Employment Agreement to increase Mr Spivak’s annual salary to $156,000.

Compensation Committee Interlocks and Insider Participation

Our board of directors in our entirety acts as the compensation committee for the Company.

Compensation of Directors

At this time, our Directors do not receive cash compensation for serving as members of our Board of Directors. The term of office for each Director is one (1) year, or until his/her successor is elected at our annual meeting and qualified. The term of office for each of our Officers is at the pleasure of the Board of Directors. The Board of Directors has no nominating, auditing committee or a compensation committee. Therefore, the selection of person or election to the Board of Directors was neither independently made nor negotiated at arm's length.

During the years ended 2017, 2018, and 2019, the Company’s sole director, and President and CEO, Paul Spivak, received no compensation for services provided as a director.

Limitation on Liability and Indemnification

To the fullest extent permitted by the laws of the State of Florida, and our Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he/she is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Equity Compensation Plan Information

US Lighting Group Corporation issues stock bonuses to Company employees from time-to-time based on the CEO’s recommendations. The Company does not currently offer a Stock Option or Award Plan for its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Other than the stock transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any of our founders, directors, executive officers, stockholders or any members of the immediate family of any of the foregoing had or are to have a direct or indirect material interest.

Paul Spivak

Beginning in January 2018, the Company’s President voluntarily elected to defer a portion of his employment compensation. The balance of the compensation owed to the Company’s President was $364,000 and $312,000 as of June 30, 2020 and December 31, 2019, respectively.

On December 23, 2019, the Company issued Paul Spivak, the Company’s President and a shareholder, 27,091,000 shares of Company common stock, with a fair value of $6,772,000, or $0.25 per shares, which was recognized as compensation cost.

Loans payable to Paul Spivak, or affiliated with Paul Spivak, consist of the following:

	June 30, 2020	December 31, 2019

Loan payable to officers/shareholders (a)	$2,620,000	$2,738,000
Loan payable to related party (b)	125,000	125,000
Loan payable to related party – past due (c)	30,000	32,000
Loan payable to related party – (d)	413,000	-
Total loans payable to related parties	3,188,000	2,895,000
Loans payable to related parties, current portion	(2,745,000)	(1,662,000)
Loans payable to related parties, net of current portion	$443,000	$1,233,000

a.	On December 1, 2016, the Company acquired Intellitronix Corporation from the Company’s President and shareholder. The Company agreed to pay $4,000,000 in exchange for all the shares of Intellitronix Corporation. The sixty-month loan matures in December 2021, requires monthly payments of $74,000, carries an interest rate of 6.25%, and is secured by the assets of Intellitronix Corporation. The loan balance on December 31, 2019, including accrued interest of $619,000, was $2,738,000. During the six months ended June 30, 2020, the Company accrued interest of $75,000, made principal and interest payments totaling $193,000, leaving a balance outstanding of $2,620,000 at June 30, 2020.

b.	During the year ended December 31, 2017, the Company’s President and shareholder, contributed $125,000 of working capital to the Company. The contributed working capital balance was converted into a loan with no interest rate, and due on demand. The loan balance was $125,000 on both June 30, 2020 and December 31, 2019.

c.	In July 2016, the Company assumed an obligation of Solei Systems, Inc, an entity owned by the Company’s President and shareholder. The Company agreed to enter into a note agreement with Huntington National Bank for $60,000. The loan has an interest rate of 6.00% and requires a monthly payment of $1,000. The loan balance on December 31, 2019 was $32,000. During the six months ended June 30, 2020, the Company made loan payments of $2,000, leaving a balance outstanding of $30,000 at June 30, 2020. The loan is currently past due.

d.	On April 24, 2020, the Company entered into a loan agreement (the “Loan Agreement”) with the Company’s President and shareholder, Paul Spivak (the “Lender”), pursuant to which the Company borrowed $408,000 from the Lender. The Loan has a term of twelve months and carries an interest rate of 6.00%. The Company used the net proceeds from the Loan to acquire the Facility described in Note 3. During the period ended June 30, 2020, the Company accrued interest of $5,000, leaving a balance outstanding of $413,000 at June 30, 2020.

ITEM 8. LEGAL PROCEEDINGS.

We anticipate that we (including any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings and we cannot assure that their ultimate disposition will not have a materially adverse effect on our business, financial condition, cash flows or results of operations. As of the filing of this Form 10, we are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

US Lighting Group is a publicly traded company on the OTC Markets Group Inc. quotation venue under the trading symbol “USLG.”

The following quotations reflect the high and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Fiscal Year 2019

	High	Low
First Quarter	$1.00	$0.60
Second Quarter	$0.82	$0.35
Third Quarter	$1.00	$0.66
Fourth Quarter	$0.97	$0.81

Fiscal Year 2018

	High	Low
First Quarter	$1.40	$0.27
Second Quarter	$1.49	$0.95
Third Quarter	$1.18	$0.80
Fourth Quarter	$1.10	$0.78

Holders of Record

As of September 25, 2020, an aggregate of 90,913,193shares of our common stock were issued and outstanding and were owned by approximately 480 stockholders of record.

Dividend Policy

The Company has never declared or paid any cash dividends on its common stock and it does not anticipate paying any cash dividends in the foreseeable future.   Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Board of Directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company does not currently maintain any Equity Compensation Plans.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following issuances of equity securities by the Company were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) of the Securities Act of 1933 and/or Rule 506 of Regulation D promulgated thereunder, during the three-year period preceding the date of this Form 10:

Six months ended June 30, 2020

Common shares issued for cash

During the six months ended June 30, 2020, the Company received proceeds of $58,000 from the sale of 316,667 shares of common stock, at $0.18 per share, as part of a Regulation D offering.

Shares issued on conversion of convertible note payable

During the six months ended June 30, 2020, the Company issued 124,000 shares of the Company’s common stock, for the conversion of $31,000 of a convertible note payable.

Common shares issued for services

During the six months ended June 30, 2020, the Company issued its employees common shares to reward performance. The Company issued 125,000 shares of common stock, at $0.25 per share.

Year Ended December 31, 2019

Common shares issued for cash

During the year ended December 31, 2019, the Company received proceeds of $622,000 from the sale of 2,487,998 shares of common stock, at $0.25 per share, as part of a Regulation D offering.

Common shares issued for services

The Company entered into various consulting agreements with third parties (“Consultants”) pursuant to which these Consultants provided business development, sales promotion, introduction to new business opportunities, strategic analysis and sales and marketing activities. In addition, the Company issued its employees common shares to reward performance. During the year ended December 31, 2019, the Company issued 4,814,000 shares of common stock to these consultants and employees at $0.25 per share.

Common shares issued to an officer

On December 23, 2019, the Company issued Paul Spivak, the Company’s President and a shareholder, 27,091,000 shares of Company common stock, with a fair value of $6.8 million, or $0.25 per share.

Year Ended December 31, 2018

Common shares issued for cash

During the year ended December 31, 2018, the Company received proceeds of $3.9 million from the sale of 14,409,338 shares of common stock, at $0.25 per share, as part of a Regulation D offering.

Common shares issued for services

The Company entered into various consulting agreements with third parties (“Consultants”) pursuant to which these Consultants provided business development, sales promotion, introduction to new business opportunities, strategic analysis and sales and marketing activities. In addition, the Company issued its employees common shares to reward performance. During the year ended December 31, 2018, the Company issued 3,209,030 shares of common stock to these consultants and employees, at $0.25 per share.

Shares issued on exercise of warrants

During the year ended December 31, 2018, the Company issued 150,000 shares of the Company’s common stock, on the receipt of $60,000 in proceeds from the exercise of warrants.

Year Ended December 31, 2017

Common shares issued for cash

During the year ended December 31, 2017, the Company received proceeds of $149,500 from the sale of 598,000 shares of common stock, at $0.25 per share, as part of a Regulation D offering.

Common shares issued for services

The Company entered into various consulting agreements with third parties (“Consultants”) pursuant to which these Consultants provided business development, sales promotion, introduction to new business opportunities, strategic analysis and sales and marketing activities. In addition, the Company issued its employees common shares to reward performance. During the year ended December 31, 2017, the Company issued 145,000 shares of common stock to these consultants and employees, at $0.25 per share.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

We are registering only our common stock. The Company is governed by Florida Law and the Certificate of Incorporation and Bylaws of the Company.

General – Description of Common Stock

Common Stock

Its authorized capital consists of 100,000,000 shares of common stock, $0.0001 par value. 90,913,193 shares of the Company’s common stock are issued and outstanding as of September 25, 2020.

Preferred Stock

The Company may issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, from time to time in one or more series.  No shares of preferred stock are currently issued.  The Company’s Board of Directors, without further approval of its stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series.  Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of US Lighting Group common stock and prior series of preferred stock then outstanding.

Voting Rights

Each outstanding share of common stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of US Lighting Group common stock:

(1) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors;

(2) are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(3) do not have pre-emptive, subscription or conversion rights or redemption or sinking fund provisions; and

(4) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of US Lighting Group common stock do not have cumulative voting rights, which means that holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of the Company’s directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company’s directors.

Warrants

As of September 25, 2020, the Company has 20,000 warrants outstanding to purchase shares of common stock at an exercise price of $0.25. The warrants expire on September 9, 2021.

Stock Option Plan

Currently, the Company has not formalized an Employee Stock Option Plan.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our directors and officers are indemnified as provided by the Florida corporate law and our Bylaws.  We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Section 78.7502 of the Florida General Corporation Law contains provisions authorizing indemnification by the Company of directors, officers, employees or agents against certain liabilities and expenses that they may incur as directors, officers, employees or agents of the Company or of certain other entities. Section 78.7502(3) provides for mandatory indemnification, including attorney’s fees, if the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein.

Section 78.751 provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under the Section. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities.

Section 78.752 authorizes the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section 78.7502. The indemnification and advancement of expenses provided pursuant to Sections 78.7502 and 78.751 are not exclusive, and subject to certain conditions, the Company may make other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. Because neither the Articles of Incorporation, as amended, or By-laws of the Company otherwise provide, notwithstanding the failure of the Company to provide indemnification and despite a contrary determination by the board of directors or its shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court- ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 78.7502(3) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 78.7502 or because the court determines that the petitioner is fairly and reasonably entitled to indemnification or advancement of expenses or both in view of all the relevant circumstances.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2020	December 31, 2019
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$63,000	$107,000
Accounts receivable	120,000	94,000
Inventories, net	118,000	108,000
Prepaid expenses and other current assets	59,000	5,000
Total Current Assets	360,000	314,000

Property and equipment, net	954,000	216,000
Right of use asset, net	-	25,000
Other assets	3,000	3,000
Total Assets	$1,317,000	$558,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$300,000	$194,000
Accrued expenses	62,000	69,000
Accrued payroll to an officer	364,000	312,000
Customer advance payments	91,000	15,000
Lease payable, current portion	-	29,000
Loans payable, current portion, net of discount of $18,000 and $27,000, respectively	227,000	203,000
Convertible notes payable, current portion	113,000	-
Loans payable, related party, current portion	2,745,000	1,662,000
Total Current Liabilities	3,902,000	2,484,000

Loans payable, net of current portion	265,000	66,000
Convertible notes payable, net of current portion	207,000	113,000
Loans payable, related party, net of current portion	443,000	1,233,000
Total Liabilities	4,817,000	3,896,000

Commitments and Contingencies

Shareholders’ Deficit
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized; 90,913,193 and 90,347,526 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	9,000	9,000
Additional paid-in-capital	16,567,000	16,447,000
Accumulated deficit	(20,076,000)	(19,794,000)
Total Shareholders’ Deficit	(3,500,000)	(3,338,000)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,317,000	$558,000

The accompanying notes are an integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

	Six months ended June 30,
	2020	2019

Sales	$1,562,000	$1,286,000
Cost of goods sold	604,000	373,000
Gross profit	958,000	913,000

Operating expenses
Selling, general and administrative expenses	922,000	1,280,000
Product development costs	220,000	111,000
Total operating expenses	1,142,000	1,391,000

Loss from operations	(184,000)	(478,000)

Other expense
Interest (including $80,000 and $86,000 from a related party, respectively)	(98,000)	(88,000)

Net Loss	$(282,000)	$(566,000)

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.01)

WEIGHTED – AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED	90,527,314	56,307,097

The accompanying notes are an integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(UNAUDITED)

Six months ended June 30, 2020

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2019	-	$-	90,347,526	$9,000	$16,447,000	$(19,794,000)	$(3,338,000)

Net proceeds from sale of common stock			316,667	-	58,000		58,000

Common stock issued on conversion of convertible notes			124,000	-	31,000		31,000

Fair value of common stock issued for services	-	-	125,000		31,000		31,000

Net Loss	-	-	-	-	-	(282,000)	(282,000)
Balance, June 30, 2020 (Unaudited)	-	$-	90,913,193	$9,000	$16,567,000	$(20,076,000)	$(3,500,000)

Six months ended June 30, 2019

	Preferred Stock		Common Stock		Common Stock Issuable		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2018	-	$-	55,508,998	$6,000	445,530	$111,000	$7,741,000	$(11,092,000)	$(3,234,000)

Net proceeds from sale of common stock			2,415,530	-	(445,530)	(111,000)	604,000		493,000

Fair value of common stock issued for services	-	-	883,000	-	-	-	225,000		225,000

Net Loss	-	-	-	-	-	-	-	(566,000)	(566,000)
Balance, June 30, 2019 (Unaudited)	-	$-	58,807,528	$6,000	-	$-	$8,570,000	$(11,658,000)	$(3,082,000)

The accompanying notes are an integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2020	2019
Cash Flows from Operating Activities
Net Loss	$(282,000)	$(566,000)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	31,000	29,000
Amortization of right of use asset	25,000	29,000
Change in lease liability	(27,000)	(26,000)
Amortization of debt discount	9,000	-
Stock issued for services	31,000	225,000
Provision for inventory reserves	5,000	-
Accrued interest on loans	11,000
Accrued interest on related party loans	79,000	86,000
Changes in Assets and Liabilities
(Increase) Decrease in:
Accounts receivable	(26,000)	(50,000)
Inventories	(15,000)	(71,000)
Prepaid expenses and other	(54,000)	(4,000)
(Decrease) Increase in:
Accounts payable	106,000	3,000
Accrued expenses	(7,000)	19,000
Accrued payroll to an officer	52,000	78,000
Customer advanced payments	76,000	(12,000)
Net cash provided by (used in) operating activities	14,000	(260,000)

Cash Flows from Investing Activities
Purchase of property and equipment	(769,000)	(3,000)
Net cash used in investing activities	(769,000)	(3,000)

Cash Flows from Financing Activities
Proceeds from sale of common stock	58,000	493,000
Proceeds from secured convertible note payable	227,000	-
Proceeds from loans payable	345,000	-
Payment of finance lease	(2,000)	(4,000)
Payment of loans payable	(131,000)	(66,000)
Proceeds from notes payable related party	408,000	-
Payments on notes payable related party	(194,000)	(300,000)
Net cash provided by financing activities	711,000	123,000

Net decrease in cash and cash equivalents	(44,000)	(140,000)
Cash and cash equivalents beginning of period	107,000	224,000
Cash and cash equivalents end of period	$63,000	$84,000

Interest paid	$20,000	$2,000
Taxes paid	$-	$-

Non-Cash Financing Activities
Recording of right of use asset and lease liability upon adoption of new lease accounting rule on January 1, 2019	$-	$79,000
Property and equipment transferred to right of use assets	$-	$14,000
Convertible note payable converted into common stock	$31,000	$-

 The accompanying notes are integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

History and Organization

US Lighting Group, Inc. (the Company) was founded in 2013 in accordance with the laws of Wyoming and is located in Euclid, Ohio. On July 13, 2016, the Luxurious Travel Corp. acquired all of the issued and outstanding capital stock of the Company and changed its name to US Lighting Group, Inc.

Overview of Business

The Company is engaged in the business of manufacturing and distributing LED digital gauges, automotive electronics, and accessories for commercial and industrial customers, as well as LED lighting tubes and bulbs. The Company sells its products primarily in the United States, with international sales totaling less than 10% of revenue.

COVID-19 Considerations

Through the date these financial statements were issued, the COVID-19 pandemic did not have a net material impact on our operating results. In the future, the pandemic may cause reduced demand for our products if, for example, the pandemic results in a recessionary economic environment, which negatively effects the consumers who purchase our products.

Our ability to operate without significant negative operational impact from the COVID-19 pandemic will in part depend on our ability to protect our employees and our supply chain. The Company has endeavored to follow the recommended actions of government and health authorities to protect our employees. Through the date that these financial statements were issued, we maintained the consistency of our operations during the onset of the COVID-19 pandemic. However, the uncertainty resulting from the pandemic could result in an unforeseen disruption to our workforce and supply chain (for example an inability of a key supplier or transportation supplier to source and transport materials) that could negatively impact our operations.

Through the date that these financial statements were issued, the COVID-19 pandemic has not negatively impacted the Company’s liquidity position as of such date, and the Company continues to generate cash flows to meet its short-term liquidity needs, and it expects to maintain access to the capital markets. The Company has not observed any material impairments of its assets or a significant change in the fair value of its assets due to the COVID-19 pandemic.

Going Concern

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, during the period ended June 30, 2020, the Company incurred a net loss of $282,000, and had a shareholders’ deficit of $3,500,000 as of June 30, 2020. In addition, as of June 30, 2020, the Company is delinquent in payment of $30,000 of its notes payable. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. In addition, the Company’s independent registered public accounting firm, in its report on the Company’s December 31, 2019 financial statements, has raised substantial doubt about the Company’s ability to continue as a going concern.

At June 30, 2020, the Company had cash on hand in the amount of $63,000. Subsequent to June 30, 2020, the Company received aggregate proceeds of $274,000 from the sale of Company common stock (see Note 11). Management estimates that the current funds on hand will be sufficient to continue operations through December 31, 2020. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company can obtain additional financing, it may contain undue restrictions on our operations in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

In conjunction with the Company’s capital raising efforts, management is working to improve its cash flows by increasing its private label manufacturing opportunities for high volume and low overhead production orders, and managing its operating expenses to support planned revenue growth. However, no assurance can be given that these efforts will be successful.

Preparation of Interim Financial Statements

The consolidated financial statements included in this report are unaudited and have been prepared by the Company and, in the opinion of management, include all adjustments (consisting of normal recurring accruals and adjustments necessary for adoption of new accounting standards) necessary to present fairly the results of the interim periods shown. Management believes that its disclosures are sufficiently presented to prevent this information from being misleading. Due to seasonality and other factors, the results for the interim periods are not necessarily indicative of results for a full year. The Consolidated Balance Sheet information as of December 31, 2019, was derived from the Company’s audited Consolidated Financial Statements as of and for the year ended December 31, 2019, included elsewhere. These financial statements should be read in conjunction with that report.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Intellitronix Corp. Intercompany transactions and balances have been eliminated in consolidation.

Loss per Share Calculations

Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed by dividing the net income applicable to common shareholders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued using the treasury stock method. Potential common shares are excluded from the computation when their effect is antidilutive. The dilutive effect of potentially dilutive securities is reflected in diluted net income per share if the exercise prices were lower than the average fair market value of common shares during the reporting period.

Warrants to acquire 170,000 shares of common stock, and 1,278,393 shares of common stock issuable under convertible note agreements, have been excluded from the calculation of weighted average common shares outstanding at June 30, 2020, as their effect would have been anti-dilutive. Warrants to acquire 15,351,354 shares of common stock, and 445,530 shares of common stock issuable, have been excluded from the calculation of weighted average common shares outstanding at June 30, 2019, as their effect would have been anti-dilutive.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Significant estimates are used in valuing our allowances for doubtful accounts, reserves for inventory obsolescence, valuing derivative liabilities, valuing equity instruments issued for services, and valuation allowance for deferred tax assets, among others. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Update (“ASU”) No. 2014-09. This standard provides authoritative guidance clarifying the principles for recognizing revenue and developing a common revenue standard for U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services.

Under this guidance, revenue is recognized when control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company reviews its sales transactions to identify contractual rights, performance obligations, and transaction prices, including the allocation of prices to separate performance obligations, if applicable. Revenue and costs of sales are recognized once products are delivered to the customer’s control and performance obligations are satisfied.

In the following table, revenue is disaggregated by major product line for the six months ended June 30, 2020:

Sales Channels	LED digital gauges and automotive electronics and accessories	LED lighting tubes and bulbs	Total
Business to business	$709,000	$-	$709,000
Direct to consumer/online	852,000	1,000	853,000
Total	$1,561,000	$1,000	$1,562,000

In the following table, revenue is disaggregated by major product line for the six months ended June 30, 2019:

Sales Channels	LED digital gauges and automotive electronics and accessories	LED lighting tubes and bulbs	Total
Business to business	$579,000	$-	$579,000
Direct to consumer/online	695,000	12,000	707,000
Total	$1,274,000	$12,000	$1,286,000

Products sold by the Company are distinct individual products. The products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them. Most of the Company’s sales are received through several eBay web-commerce websites, which requires customer payment at time of order placement. Customer advanced payments were $91,000 and $15,000 at June 30, 2020 and December 31, 2019, respectively, and are recorded as a liability on the consolidated balance sheets.

The Company does offer a 30-day return policy from the date of shipment. The Company also provides a limited lifetime warranty on its products. Due to a limited history of returns, the Company does not maintain a warranty reserve.

Accounts Receivable

The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company’s historical losses and an overall assessment of past due trade accounts receivable outstanding.

The allowance for doubtful accounts and returns is established through a provision reducing the carrying value of receivables. At June 30, 2020, and December 31, 2019, the Company determined that no allowance for doubtful accounts was necessary.

Product Development Costs

Product development costs are expensed in the period incurred. The costs primarily consist of prototype and testing costs. Product development costs were $220,000 and $111,000, for the six months ended June 30, 2020 and 2019, respectively.

Income Taxes

Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized. The Company has recorded a valuation allowance against its deferred tax assets as of June 30, 2020 and December 31, 2019.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs were $14,000 and $4,000 for the six months ended June 30, 2020 and 2019, respectively.

Concentration Risks

The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.  Periodically, the Company had cash deposits that exceeded the federally insured limit of $250,000.  The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the financial institution.

Sales. During the six months ended June 30, 2020, the Company’s two largest customers accounted for 15% and $15% of sales. No other customers exceeded 10% of sales in either period. During the six months ended June 30, 2019, the Company’s three largest customers accounted for 18%, 11%, and 10% of sales. No other customers exceeded 10% of sales in either period.

Accounts receivable. As of June 30, 2020, the Company had accounts receivable from two customers which comprised 34% and 24% of its gross accounts receivable. As of December 31, 2019, the Company had accounts receivable from four customers which comprised 25%, 22%, 14%, and 11% of its gross accounts receivable.

Purchases from vendors. During the six months ended June 30, 2020, the Company’s largests vendor accounted for approximately 16% and 14% of all purchases. No other vendor exceeded 10% of all purchases in either periods.

Fair Value Measurements

The Company determines the fair value of its assets and liabilities based on the exchange price in U.S. dollars that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.

●	Level 2 — Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of financial instruments such as cash, accounts receivable, inventories, accounts payable and accrued liabilities, accrued payroll liabilities, and advanced customer deposits, approximate the related fair values due to the short-term maturities of these instruments. The carrying values of notes payable approximate their fair values due to the fact that the interest rates on these obligations are based on prevailing market interest rates.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2023, and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

Other recent accounting pronouncements issued by the FASB, its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Building and improvements	$640,000	$-
Land	96,000	-
Vehicles	345,000	345,000
Production equipment	247,000	224,000
Office equipment	31,000	28,000
Furniture and fixtures	32,000	25,000
	1,391,000	622,000
Less: accumulated depreciation and amortization	(437,000)	(406,000)
Property and equipment, net	$954,000	$216,000

Depreciation expense for the six months ended June 30, 2020 and 2019 was $31,000 and $29,000, respectively.

On April 24, 2020, the Company purchased land, building, and improvements for $736,000, and moved its operations to Euclid, Ohio, in June 2020 (see Note 6).

NOTE 4 – ACCRUED PAYROLL TO OFFICER

Beginning in January 2018, the Company’s President voluntarily elected to defer a portion of his employment compensation. The balance of the compensation owed to the Company’s President was $312,000 as of December 31, 2019. During the period, additional salary, net of payments, of $52,000 was accrued resulting in a balance of accrued payroll to officer of $364,000 at June 30, 2020.

NOTE 5 – LINE OF CREDIT

On April 28, 2020, the Company obtained a $50,000 line of credit from Keybank. The line of credit carries an interest rate of 3.25% per annum. No balance was outstanding on the line of credit at June 30, 2020.

NOTE 6 – LOANS PAYABLE TO RELATED PARTIES

Loans payable to related parties consist of the following:

	June 30, 2020	December 31, 2019

Loan payable to officers/shareholders (a)	$2,620,000	$2,738,000
Loan payable to related party (b)	125,000	125,000
Loan payable to related party – past due (c)	30,000	32,000
Loan payable to related party (d)	413,000	-
Total loans payable to related parties	3,188,000	2,895,000
Loans payable to related parties, current portion	(2,745,000)	(1,662,000)
Loans payable to related parties, net of current portion	$443,000	$1,233,000

a.	On December 1, 2016, the Company acquired Intellitronix Corporation from the Company’s President and shareholder. The Company agreed to pay $4,000,000 in exchange for all the shares of Intellitronix Corporation. The sixty-month loan matures in December 2021, requires monthly payments of $74,000, carries an interest rate of 6.25%, and is secured by the assets of Intellitronix Corporation. The loan balance on December 31, 2019, including accrued interest of $619,000, was $2,738,000. During the six months ended June 30, 2020, the Company accrued interest of $75,000, made principal and interest payments totalling $193,000, leaving a balance outstanding of $2,620,000 at June 30, 2020.

b.	During the year ended December 31, 2017, the Company’s President and shareholder, contributed $125,000 of working capital to the Company. The contributed working capital balance were converted into a loan with no interest rate, and due on demand. The loan balance was $125,000 on both June 30, 2020 and December 31, 2019.

c.

In July 2016, the Company assumed an obligation of Solei Systems, Inc, an entity owned by the Company’s President and shareholder.  The Company agreed to enter into a note agreement with Huntington National Bank for $60,000.  The loan has an interest rate of 6.00% and requires a monthly payment of $1,000.  The loan balance on December 31, 2019 was $32,000.  During the six months ended June 30, 2020, the Company made loan payments of $2,000, leaving a balance outstanding of $30,000 at June 30, 2020.  The loan is currently past due.

d.	On April 24, 2020, the Company entered into a loan agreement (the “Loan Agreement”) with the Company’s President and shareholder, Paul Spivak (the “Lender”), pursuant to which the Company borrowed $408,000 from the Lender. The Loan has a term of twelve months and carries an interest rate of 6.00%. The Company used the net proceeds from the Loan to acquire the facility described in Note 3. During the period ended June 30, 2020, the Company accrued interest of $5,000, leaving a balance outstanding of $413,000 at June 30, 2020.

NOTE 7 – LOANS PAYABLE

Loan payable consisted of the following:

	June 30, 2020	December 31, 2019

SBA PPP Loan (a)	$195,000	$-
PayPal Working Capital Loan, net of discount (b)	89,000	152,000
PayPal Working Capital Loan, net of discount (c)	24,000	59,000
Secured promissory note (d)	133,000	-
Automobile loans (e)	69,000	85,000
Loans discount	(18,000)	(27,000)
Total loans payable	492,000	269,000
Loans payable, current portion	(227,000)	(203,000)
Loans payable, net of current portion	$265,000	$66,000

a.	On April 10, 2020, the Company was granted a loan (the “PPP loan”) from Key Bank in the aggregate amount of $195,000 pursuant to the Paycheck Protection Program (the “PPP”) under the CARES Act.

The PPP loan agreement is dated April 10, 2020, matures on April 10, 2022, bears interest at a rate of 1% per annum, with the first six months of interest deferred, is payable monthly commencing on November 2020, and is unsecured and guaranteed by the U.S. Small Business Administration. The loan term may be extended to April 20, 2025, if mutually agreed to by the Company and lender. We applied ASC 470, Debt, to account for the PPP loan. The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP loan may only be used for qualifying expenses as described in the CARES Act, including qualifying payroll costs, qualifying group health care benefits, qualifying rent and debt obligations, and qualifying utilities. The Company intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses. The Company intends to apply for forgiveness of the PPP loan with respect to these qualifying expenses, however, we cannot assure that such forgiveness of any portion of the PPP loan will occur. As for the potential loan forgiveness, once the PPP loan is, in part or wholly, forgiven and a legal release is received, the liability would be reduced by the amount forgiven and a gain on extinguishment would be recorded. The terms of the PPP loan provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events.

b.	On August 12, 2019, the Company entered into a PayPal Working Capital loan. The principal amount of the loan was for $216,000. The Company received net proceeds of $200,000, net of loan fees of $16,000. The loan has a 20-month term and requires monthly payments equal to 20% of monthly PayPal sales proceeds, but no less than $11,000 every 90-day period. The PayPal Working Capital loan balance was $152,000 at December 31, 2019. During the six months ended June 30, 2020, the Company made principal payments of $63,000, leaving a total of $89,000 owed at June 30, 2020.

c.	On November 25, 2019, the Company entered into a PayPal Working Capital loan. The principal amount of the loan was for $66,000. The Company received net proceeds of $50,000, net of loan fees of $16,000. The loan has a 20-month term and requires monthly payments equal to 20% of monthly PayPal sales proceeds, but no less than $3,300 every 90-day period. The PayPal Working Capital loan balance was $59,000 at December 31, 2019. During the six months ended June 30, 2020, the Company made principal payments of $35,000, leaving a total of $24,000 owed at June 30, 2020.

d.	On March 12, 2020, the Company entered into a loan agreement with Celtic Bank in the principal amount of $150,000 with interest at 32.09% per annum and due on September 12, 2021. The loan requires minimum monthly payments of $11,000 and is secured by the Company’s assets and future sales. During the six months ended June 30, 2020, the Company made principal payments of $17,000, leaving a total of $133,000 owed at June 30, 2020.

e.	In April 2016 and September 2016, the Company purchased two automobiles for $54,000 and $61,000, respectively, and entered into loans ranging from 60 to 72 months, with interest rates per annum of 4.11% to 4.14%. In November 2019, the Company purchased an additional automobile for $30,000, with loan terms of 72 months and an interest rate of 10.99% per annum. The aggregate loan balance was $85,000 at December 31, 2019. During the six months ended June 30, 2020, the Company made total payments of $16,000, leaving an aggregate balance on the loans of $69,000 at June 30, 2020.

The aggregate amount of the loan fees, related to PayPal Working Capital Loans, was $32,000 and was recorded as a valuation discount to be amortized over the life of the PayPal Working Capital Loans. At December 31, 2019, the remaining unamortized balance of the valuation discount was $27,000. During the six months ended June 30, 2020, the amortization of the valuation discount was $9,000, and was recorded as an interest cost, leaving an $18,000 remaining unamortized balance of the valuation discount at June 30, 2020.

NOTE 8 – CONVERTIBLE SECURED NOTE PAYABLE

The Company issued convertible secured debentures (“Convertible Notes”) to accredited investors with interest at 10% per annum, a term of eighteen months, and secured by all of the assets of the Company and its subsidiaries. The Convertible Notes provide a conversion right, in which the principal amount of the Note, together with any accrued but unpaid interest, could be converted into the Company’s common stock at a conversion price at $0.25 per share. At December 31, 2019, the balance owed on the Convertible Notes was $113,000. During the six months ended June 30, 2020, the Company received proceeds of $227,000 on the issuance of convertible secured notes, accrued additional interest of $11,000, and converted $31,000 of principal into shares of the Company’s common stock leaving a total of $320,000 owed at June 30, 2020, of which $113,000 was recorded as a short term liability.

NOTE 9 – SHAREHOLDERS’ EQUITY

Common shares issued for cash

During the six months ended June 30, 2020, the Company received proceeds of $58,000 from the sale of 316,667 shares of common stock, at $0.18 per share, as part of a Regulation D offering. During the six months ended June 30, 2019, the Company received proceeds of $493,000 from the sale of 1,970,000 shares of common stock, at $0.25 per share, as part of a Regulation D offering.

Shares issued on conversion of convertible note payable

During the six months ended June 30, 2020, the Company issued 124,000 shares of the Company’s common stock, for the conversion of $31,000 of a convertible note payable.

Common shares issued for services

During the six months ended June 30, 2020, the Company issued its employees common shares to reward performance. The Company issued 125,000 shares of common stock, with a fair value of $31,000 at the date of grant, which was recognized as compensation cost. During the six months ended June 30, 2019, the Company issued its employees and consultants common shares. The Company issued 883,000 shares of common stock, with a fair value of $225,000 at the date of grant, which was recognized as compensation cost.

Summary of Warrants

A summary of warrants for the period ended June 30, 2020, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Warrants	Price
Balance outstanding, December 31, 2019	5,814,000	0.50
Warrants granted	20,000	0.25
Warrants exercised	-	-
Warrants expired or forfeited	(5,664,000)	0.50
Balance outstanding, June 30, 2020	170,000	$0.47
Balance exercisable, June 30, 2020	170,000	$0.47

Information relating to outstanding warrants at June 30, 2020, summarized by exercise price, is as follows:

	Outstanding			Exercisable
			Weighted		Weighted
			Average		Average
Exercise Price Per Share	Shares	Life (Years)	Exercise Price	Shares	Exercise Price
$0.25	20,000	0.04	$1.19	20,000	$0.25
$0.50	150,000	0.04	$0.50	150,000	$0.50

The weighted-average remaining contractual life of warrants outstanding and exercisable at June 30, 2020 was $0.04 years. At June 30, 2020, the outstanding warrants had an intrinsic value of $4,000.

NOTE 10 – LEGAL PROCEEDINGS

We are engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of our business. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or our subsidiary, threatened against our Company, our common stock, our subsidiary or of our Company or our subsidiary’s officers or directors in their capacities as such.

NOTE 11 – SUBSEQUENT EVENTS

Common shares issued for cash

Subsequent to June 30, 2020, the Company received proceeds of $274,000 from the issuance of 1,826,667 shares of common stock, at $0.15 per share, as part of a Regulation D offering.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

US Lighting Group, Inc.

Eastlake, Ohio

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of US Lighting Group, Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, shareholders’ deficit, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company experienced a net loss and utilized cash from operations during the year ended December 31, 2019, and has a shareholders’ deficit as of that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement, whether due to error, fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Weinberg & Company, P.A.

Los Angeles, California

August 14, 2020

We have served as the Company’s auditor since 2019

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018

ASSETS
Current Assets
Cash and cash equivalents	$107,000	$224,000
Accounts receivable	94,000	57,000
Inventories, net	108,000	91,000
Prepaid expenses and other current assets	5,000	1,000
Total Current Assets	314,000	373,000

Property and equipment, net	216,000	186,000
Right of use asset, net	25,000	-
Other assets	3,000	3,000
Total Assets	$558,000	$562,000

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$194,000	$149,000
Accrued expenses	69,000	38,000
Accrued payroll to an officer	312,000	156,000
Customer advance payments	15,000	28,000
Lease payable, current portion	29,000	-
Loans payable, current portion, net of discount of $27,000	203,000	108,000
Loans payable, related party – current portion	1,662,000	1,469,000
Total Current Liabilities	2,484,000	1,948,000

Loans payable, net of current portion	66,000	60,000
Convertible notes payable	113,000	-
Loans payable, related party, net of current portion	1,233,000	1,788,000
Total Liabilities	3,896,000	3,796,000

Commitments and Contingencies

Shareholders’ Deficit
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized; 90,347,526 and 55,508,998 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	9,000	6,000
Additional paid-in-capital	16,447,000	7,741,000
Common stock issuable	-	111,000
Accumulated deficit	(19,794,000)	(11,092,000)
Total Shareholders’ Deficit	(3,338,000)	(3,234,000)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$558,000	$562,000

The accompanying notes are an integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2019	2018
Sales	$2,647,000	$2,422,000
Cost of goods sold	1,041,000	1,602,000
Gross profit	1,606,000	820,000

Operating expenses
Selling, general and administrative expenses (a)	9,878,000	4,069,000
Product development costs	230,000	465,000
Loss on disposal of property and equipment	-	149,000
Total operating expenses	10,108,000	4,683,000

Loss from operations	(8,502,000)	(3,863,000)

Other expense
Interest (including $172,000 and $211,000 from a related party, respectively)	(200,000)	(222,000)

Net Loss	$(8,702,000)	$(4,085,000)

BASIC AND DILUTED LOSS PER SHARE	$(0.15)	$(0.09)

WEIGHTED – AVERAGE COMMON SHARES OUTSTANDING BASIC AND DILUTED	58,740,672	46,477,528

(a)	Includes $6,772,000 of stock-based compensation costs related to the fair value of shares issued to an officer in 2019.

The accompanying notes are an integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Preferred Stock		Common Stock		Common Stock Issuable		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2017	-	$-	37,295,100	$4,000	-	$-	$3,129,000	$(7,007,000)	$(3,874,000)

Net proceeds from sale of common stock			14,854,868	2,000	445,530	111,000	3,740,000		3,853,000

Fair value of common stock issued for services	-	-	3,209,030	-	-	-	812,000		812,000

Proceeds received on exercise of warrants	-	-	150,000	-	-	-	60,000		60,000

Net Loss	-	-	-	-	-	-	-	(4,085,000)	(4,085,000)

Balance, December 31, 2018			55,508,998	6,000	445,530	111,000	7,741,000	(11,092,000)	(3,234,000)

Net proceeds from sale of common stock			2,933,528	-	(445,530)	(111,000)	733,000		622,000

Fair value of common stock issued for services	-	-	4,814,000	-	-	-	1,204,000		1,204,000

Fair value of common shares issued to officer			27,091,000	3,000			6,769,000		6,772,000

Net Loss	-	-	-	-	-	-	-	(8,702,000)	(8,702,000)
Balance, December 31, 2019	-	$-	90,347,526	$9,000	-	$-	$16,447,000	$(19,794,000)	$(3,338,000)

The accompanying notes are an integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2019	2018
Cash Flows from Operating Activities
Net Loss	$(8,702,000)	$(4,085,000)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	57,000	48,000
Amortization of right of use asset	54,000	-
Change in lease liability	(52,000)	-
Amortization of debt discount	5,000	-
Stock issued for services	1,204,000	812,000
Stock issued to officer	6,772,000	-
Provision for inventory reserves	12,000	-
Accrued interest on related party loans	172,000	211,000
Changes in Assets and Liabilities
(Increase) Decrease in:
Accounts receivable	(37,000)	40,000
Inventories	(29,000)	139,000
Prepaid expenses and other	(4,000)	(1,000)
Other assets	-	(3,000)
(Decrease) Increase in:
Accounts payable	59,000	(28,000)
Accrued expenses	31,000	17,000
Accrued payroll to an officer	156,000	156,000
Customer advanced payments	(13,000)	(44,000)
Net cash used in operating activities	(315,000)	(2,738,000)

Cash Flows from Investing Activities
Purchase of property and equipment	(101,000)	(70,000)
Net cash used in investing activities	(101,000)	(70,000)

Cash Flows from Financing Activities
Proceeds from sale of common stock	622,000	3,853,000
Proceeds from exercise of warrants	-	60,000
Proceeds from secured convertible note payable	113,000	-
Proceeds from loans payable	280,000	-
Payment of finance lease	(8,000)	-
Payment of loans payable	(174,000)	(182,000)
Payments on notes payable related party	(534,000)	(743,000)
Net cash provided by financing activities	299,000	2,988,000

Net increase (decrease) in cash and cash equivalents	(117,000)	180,000
Cash and cash equivalents beginning of period	224,000	44,000
Cash and cash equivalents end of period	$107,000	$224,000

Interest paid	$15,000	$11,000
Taxes paid	$-	$-

Non-Cash Financing Activities
Recording of right of use asset and lease liability upon adoption of new lease accounting rule on January 1, 2019	$79,000	$-
Property and equipment transferred to right of use assets	$14,000	$-

The accompanying notes are integral part of these consolidated financial statements.

US LIGHTING GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 1 – BASIS OF PRESENTATION

History and Organization

US Lighting Group, Inc. (the Company) was founded in 2013 in accordance with the laws of Wyoming and is located in Eastlake, Ohio. On July 13, 2016 (“Closing”), the Luxurious Travel Corp. acquired all of the issued and outstanding capital stock of the Company and changed its name to US Lighting Group, Inc.

Overview of Business

The Company is engaged in the business of manufacturing and distributing LED digital gauges, automotive electronics, and accessories for commercial and industrial customers, as well as LED lighting tubes and bulbs. The Company sells its products primarily in the United States, with international sales totaling less than 10% of revenue.

COVID-19 Considerations

Through the date these financial statements were issued, the COVID-19 pandemic did not have a net material impact on our operating results. In the future, the pandemic may cause reduced demand for our products if, for example, the pandemic results in a recessionary economic environment, which negatively effects the consumers who purchase our products.

Our ability to operate without significant negative operational impact from the COVID-19 pandemic will in part depend on our ability to protect our employees and our supply chain. The Company has endeavored to follow the recommended actions of government and health authorities to protect our employees. Through the date that these financial statements were issued, we maintained the consistency of our operations during the onset of the COVID-19 pandemic. However, the uncertainty resulting from the pandemic could result in an unforeseen disruption to our workforce and supply chain (for example an inability of a key supplier or transportation supplier to source and transport materials) that could negatively impact our operations.

Through the date that these financial statements were issued, the COVID-19 pandemic has not negatively impacted the Company’s liquidity position as of such date, and the Company continues to generate cash flows to meet its short-term liquidity needs, and it expects to maintain access to the capital markets. The Company has not observed any material impairments of its assets or a significant change in the fair value of its assets due to the COVID-19 pandemic.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2019, the Company incurred a net loss of $8,702,000 and used cash in operations of $315,000 and had a shareholders’ deficit of $3,338,000 as of December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

At December 31, 2019, the Company had cash on hand in the amount of $107,000. Subsequent to December 31, 2019, the Company received aggregate proceeds of $1,034,000 from the sale of common stock, issuance of notes payable, and a loan from a related party (see Note 12). Management estimates that the current funds on hand will be sufficient to continue operations through March 31, 2021. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company can obtain additional financing, it may contain undue restrictions on our operations in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

In conjunction with the Company’s capital raising efforts, management is working to improve its cash flows by increasing its private label manufacturing opportunities for high volume and low overhead production orders, and managing its operating expenses to support planned revenue growth. However, no assurance can be given that these efforts will be successful.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Intellitronix Corp. Intercompany transactions and balances have been eliminated in consolidation.

Leases

Prior to January 1, 2019, the Company accounted for leases under ASC 840, Accounting for Leases. Effective January 1, 2019, the Company adopted the guidance of ASC 842, Leases (“ASC 842”), which requires an entity to recognize a Right of Use (ROU) asset and a lease liability for virtually all leases. The Company adopted ASC 842 using a modified retrospective approach. As a result, the comparative financial information has not been updated and the required disclosures prior to the date of adoption have not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 on January 1, 2019 resulted in the recognition of operating and finance lease ROU assets and lease liabilities aggregating $79,000. There was no cumulative-effect adjustment to accumulated deficit.

Loss per Share Calculations

Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed by dividing the net income applicable to common shareholders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued using the treasury stock method. Potential common shares are excluded from the computation when their effect is antidilutive. The dilutive effect of potentially dilutive securities is reflected in diluted net income per share if the exercise prices were lower than the average fair market value of common shares during the reporting period.

Warrants to acquire 5,814,000 shares of common stock, and 473,808 shares of common stock issuable under convertible note agreements, have been excluded from the calculation of weighted average common shares outstanding at December 31, 2019, as their effect would have been anti-dilutive. Warrants to acquire 15,301,354 shares of common stock, and 445,530 shares of common stock issuable have been excluded from the calculation of weighted average common shares outstanding at December 31, 2018, as their effect would have been anti-dilutive.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Significant estimates are used in valuing our allowances for doubtful accounts, reserves for inventory obsolescence, valuing derivative liabilities, valuing equity instruments issued for services, and valuation allowance for deferred tax assets, among others. Actual results could differ from these estimates.

Segment Reporting

The Company operates in one segment for the manufacture and distribution of our products. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similar customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment, all financial information required by “Segment Reporting” can be found in the accompanying consolidated financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Update (“ASU”) No. 2014-09. This standard provides authoritative guidance clarifying the principles for recognizing revenue and developing a common revenue standard for U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in the exchange for those goods or services.

Under this guidance, revenue is recognized when control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company reviews its sales transactions to identify contractual rights, performance obligations, and transaction prices, including the allocation of prices to separate performance obligations, if applicable. Revenue and costs of sales are recognized once products are delivered to the customer’s control and performance obligations are satisfied.

In the following table, revenue is disaggregated by major product line for the year ended 2019:

Sales Channels	LED digital gauges and automotive electronics and accessories	LED lighting tubes and bulbs	Total
Resellers/retail	$-	$13,000	$13,000
Business to business	1,469,000		1,469,000
Direct to consumer/online	1,165,000	-	1,165,000
Total	$2,634,000	$13,000	$2,647,000

In the following table, revenue is disaggregated by major product line for the year ended 2018:

Sales Channels	LED digital gauges and automotive electronics and accessories	LED lighting tubes and bulbs	Total
Resellers/retail	$-	$68,000	$68,000
Business to business	1,316,000		1,316,000
Direct to consumer/online	1,038,000	-	1,038,000
Total	$2,354,000	$68,000	$2,422,000

Products sold by the Company are distinct individual products. The products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them. Most of the Company’s sales are received through several eBay web-commerce websites, which requires customer payment at time of order placement. Customer advanced payments were $15,000 and $28,000 at December 31, 2019 and 2018, respectively, and are recorded as a liability on the consolidated balance sheets.

The Company does offer a 30-day return policy from the date of shipment. The Company also provides a limited lifetime warranty on its products. Due to a limited history of returns, the Company does not maintain a warranty reserve.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with remaining maturities of three months or less at the date of purchase. Cash equivalents include funds held in PayPal accounts.

Accounts Receivable

The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company’s historical losses and an overall assessment of past due trade accounts receivable outstanding.

The allowance for doubtful accounts and returns is established through a provision reducing the carrying value of receivables. At December 31, 2019, and December 31, 2018, the Company determined that no allowance for doubtful accounts was necessary.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed on a first-in, first-out basis. The Company’s inventories consist almost entirely of finished goods as of December 31, 2019 and 2018.

The Company provides inventory reserves based on excess and obsolete inventories determined primarily by future demand forecasts. The write down amount is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. At December 31, 2019 and December 31, 2018, the reserve for excess and obsolete inventory was $12,000 and $0, respectively.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company has determined the estimated useful lives of its property and equipment, as follows:

Vehicles	5 years
Production equipment	5 years
Office equipment	3 years
Furniture and fixtures	7 years

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the related accounts and the resulting gain or loss is reflected in the statements of operations.

Management assesses the carrying value of property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The Company did not record an impairment loss for the years ended December 31, 2019 and 2018.

Product Development Costs

Product development costs are expensed in the period incurred. The costs primarily consist of prototype and testing costs. Product development costs were $230,000 and $445,000 for the year ended December 31, 2019 and 2018, respectively.

Shipping and Handling Costs

The Company’s shipping and handling costs relating to inbound freight are reported as cost of goods sold in the consolidated Statements of Operations, while shipping and handling costs relating to outbound freight are reported as selling, general and administrative expenses in the consolidated statements of operations. The Company classifies amounts billed to customers for shipping fees as revenues.

Income Taxes

Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized. The Company has recorded a valuation allowance against its deferred tax assets as of December 31, 2019 and 2018.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs were $29,000 and $39,000 for the year ended December 31, 2019 and 2018, respectively.

Concentration Risks

The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.  During the years ended December 31, 2019 and 2018, the Company had cash deposits that exceeded the federally insured limit of $250,000.  The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the financial institution.

Sales. During the year ended December 31, 2019, the Company’s largest customer accounted for 15% of sales. During the year ended December 31, 2018, the Company’s largest customer accounted for 17% of sales. No other customers exceeded 10% of sales in either period.

Accounts receivable. As of December 31, 2019, the Company had accounts receivable from four customers which comprised 25%, 22%, 14%, and 11% of its gross accounts receivable, respectively. As of December 31, 2018, the Company had accounts receivable from three customers which comprised 36%, 18%, and 13% of its gross accounts receivable.

Purchases from vendors. During the year ended December 31, 2019, the Company’s largest vendor accounted for approximately 19% of all purchases. During the year ended December 31, 2018, the Company’s two largest vendors accounted for approximately 17% and 14% of all purchases, respectively. No other vendor exceeded 10% of all purchases in either periods.

Fair Value Measurements

The Company determines the fair value of its assets and liabilities based on the exchange price in U.S. dollars that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.

●	Level 2 — Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of financial instruments such as cash, accounts receivable, inventories, accounts payable and accrued liabilities, accrued payroll liabilities, and advanced customer deposits, approximate the related fair values due to the short-term maturities of these instruments. The carrying values of notes payable approximate their fair values due to the fact that the interest rates on these obligations are based on prevailing market interest rates.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses (“CECL”) to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning January 1, 2023, and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

Other recent accounting pronouncements issued by the FASB, its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2019 and 2018:

	2019	2018
Vehicles	$345,000	$257,000
Production equipment	224,000	249,000
Office equipment	28,000	24,000
Furniture and fixtures	25,000	19,000
	622,000	549,000
Less: accumulated depreciation and amortization	(406,000)	(363,000)
Property and equipment, net	$216,000	$186,000

Depreciation expense for the years ended December 31, 2019 and 2018 was $57,000 and $48,000, respectively. During the year ended December 31, 2019, property and equipment with a net book value of $14,000 were reclassified to ROU assets. During the year ended December 31, 2018, the Company disposed of property and equipment with a net book value of $149,000.

NOTE 4 – ACCRUED PAYROLL TO OFFICER

Beginning in January 2018, the Company’s President voluntarily elected to defer payment of his employment compensation. The balance of the compensation owed to the Company’s President was $312,000 and $156,000 as of December 31, 2019 and 2018, respectively.

NOTE 5 – LEASE PAYABLE

The Company adopted ASU 2016-02, Leases, effective January 1, 2019. The standard requires a lessee to record a Right of Use (ROU) asset and a corresponding lease liability at the inception of the lease, initially measured at the present value of the lease payments. As a result, we recorded ROU assets aggregating $79,000 as of January 1, 2019. That amount consists of a lease on the Company’s Eastlake, Ohio office, and existing capitalized leases reclassified to ROU assets of $14,000.

ASU 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. During the year ended December 31, 2019, the Company reflected amortization of ROU asset of $54,000 related to these leases, resulting in a net asset balance of $25,000 as of December 31, 2019. In accordance with ASU 2016-02, the ROU assets are being amortized over the life of the underlying leases.

On January 1, 2019, liabilities recorded under finance leases and operating leases were $10,000 and $78,000, respectively. During the year ended December 31, 2019, the Company made payments of $8,000 towards finance lease liability and $52,000 towards operating lease liability. As of December 31, 2020, liability under finance lease amounted to $2,000 and liability under operating lease amounted to $27,000, which were reflected as current due, under finance leases and operating leases.

As of December 31, 2020, the weighted average remaining lease terms for operating lease and finance lease are 0.5 years and 0.3 years, respectively. The weighted average discount rate for operating lease is 4.0% and 10.10% for finance lease.

NOTE 6 – LOANS PAYABLE TO RELATED PARTIES

Loans payable to related parties consists of the following at December 31, 2019 and 2018:

	2019	2018
Loan payable to officers/shareholders (a)	$2,738,000	$3,095,000
Loan payable to related party (b)	125,000	125,000
Loan payable to related party – past due (c)	32,000	37,000
Total loans payable to related parties	2,895,000	3,257,000
Loans payable to related parties, current portion	(1,662,000)	(1,469,000)
Loans payable to related parties, net of current portion	$1,233,000	$1,788,000

a.	On December 1, 2016, the Company acquired Intellitronix Corporation from the Company’s President and shareholder. The Company agreed to pay $4,000,000 in exchange for all the shares of Intellitronix Corporation. The sixty-month loan matures in December 2021, requires monthly payments of $74,000, carries an interest rate of 6.25%, and is secured by the assets of Intellitronix Corporation. The loan balance on December 31, 2017, including accrued interest of $235,000, was $3,616,000. During the year ended December 31, 2018, the Company accrued interest of $211,000 and made principal loan payments of $732,000, leaving a balance outstanding of $3,095,000 at December 31, 2018. During the year ended December 31, 2019, the Company accrued interest of $172,000 and made principal loan payments of $529,000, leaving a balance outstanding of $2,738,000 at December 31, 2019.

b.	During the year ended December 31, 2017, the Company’s President and shareholder, contributed $125,000 of working capital to the Company. The contributed working capital balance were converted into a loan with no interest rate, and due on demand. The loan balance was $125,000 on both December 31, 2019 and 2018.

c.	In July 2016, the Company assumed an obligation of Solei Systems, Inc, an entity owned by the Company’s President and shareholder. The Company agreed to enter into a note agreement with Huntington National Bank for $60,000. The loan has an interest rate of 6.00% and requires a monthly payment of $1,000. The loan balance on December 31, 2017 was $48,000. During the year ended December 31, 2018, the Company made loan payments of $11,000, leaving a balance outstanding of $37,000 at December 31, 2018. During the year ended December 31, 2019, the Company made loan payments of $5,000, leaving a balance outstanding of $32,000 at December 31, 2019. The loan is currently past due.

NOTE 7 – LOANS PAYABLE

Loan payable consisted of the following as of December 31, 2019 and 2018:

	2019	2018
PayPal Working Capital Loan (a)	$-	$16,000
PayPal Working Capital Loan, net of discount (b)	152,000	-
PayPal Working Capital Loan, net of discount (c)	59,000	-
Secured promissory note (d)	-	67,000
Automobile loans (e)	85,000	74,000
Equipment lease (f)	-	11,000
Loans discount	(27,000)	-
Total loans payable	269,000	168,000
Loans payable, current portion	(203,000)	(108,000)
Loans payable, net of current portion	$66,000	$60,000

f.	On July 26, 2017, the Company entered into a PayPal Working Capital loan. PayPal Working Capital is a business loan offered by WebBank, for qualified business applicants who maintain eligible PayPal accounts through which Business PayPal Sales Proceeds are processed through PayPal. The principal amount of the loan was for $75,000, with loan fees of $4,000. The loan has a 20-month term and requires monthly payments equal to 15% of monthly PayPal sales proceeds. At December 31, 2017, the loan balance was $27,000. During the year ended December 31, 2018, the Company made principal payments of $11,000, leaving a total of $16,000 owed at December 31, 2018. During the year ended December 31, 2019, the Company made remaining principal payments of $16,000, and the working capital loan was paid-in-full and retired.

g.	On August 12, 2019, the Company entered into a PayPal Working Capital loan. The principal amount of the loan was for $216,000. The Company received net proceeds of $200,000, net of loan fees of $16,000. The loan has a 20-month term and requires monthly payments equal to 20% of monthly PayPal sales proceeds, but no less than $11,000 every 90-day period. During the year ended December 31, 2019, the Company made principal payments of $64,000, leaving a total of $152,000 owed at December 31, 2019.

h.	On November 25, 2019, the Company entered into a PayPal Working Capital loan. The principal amount of the loan was for $66,000. The Company received net proceeds of $50,000, net of loan fees of $16,000. The loan has a 20-month term and requires monthly payments equal to 20% of monthly PayPal sales proceeds, but no less than $3,300 every 90-day period. During the year ended December 31, 2019, the Company made principal payments of $7,000, leaving a total of $59,000 owed at December 31, 2019.

i.	On November 15, 2013, the Company entered into a secured promissory note (“secured note”) with a private party in the principal amount of $250,000, with interest at 0.25% per annum, secured by transfer to D&Y Financial, LLC, of a ten percent (10%) undiluted membership interest post first private offering in the Company, and by a mortgage and private vehicles of the Company’s President and shareholder. The secured note was due on May 15, 2014. At December 31, 2017, the loan balance of $191,000 was past due. During the year ended December 31, 2018, the Company made principal payments of $125,000, leaving a total of $67,000 owed at December 31, 2018. During the year ended December 31, 2019, the Company made remaining principal payments of $67,000, and the secured loan was paid-in-full and retired.

j.	In April 2016 and September 2016, the Company purchased two automobiles for $54,000 and $61,000, respectively, and entered into loans ranging from 60 to 72 months, with interest rates per annum of 4.11% to 4.14%. The aggregate loan balance was $115,000 at December 31, 2017. During the year ended December 31, 2018, the Company made payments of $41,000, leaving an aggregate loan balance of $74,000 at December 31, 2018. In November 2019, the Company purchased an additional automobile for $30,000, with loan terms of 72 months and an interest rate of 10.99% per annum. During the year ended December 31, 2019, the Company made aggregate payments of $19,000, leaving an aggregate balance on the loans of $85,000 at December 31, 2019.

k.	On May 1, 2015, the Company entered into a capital equipment lease for $36,000. The lease term is for 60 months, has an interest rate of 10.10% and a $1.00 buyout at the end of the lease term, or May 2020. The monthly lease payment it $603. At December 31, 2017, the lease balance was $16,000. During the year ended December 31, 2018, the Company made lease payments of $5,000, leaving a lease balance of $11,000 at December 31, 2018. On January 1, 2019, the lease balance was reclassified to leases payable (see Note 5).

The aggregate amount of the loan fees recorded in 2019, related to PayPal Working Capital Loans, was $32,000 and was recorded as a valuation discount to be amortized over the life of the PayPal Working Capital Loans. During the year ended December 31, 2019, amortization of valuation discount of $5,000 was recorded as an interest cost, leaving a $27,000 remaining unamortized balance of the valuation discount at December 31, 2019.

NOTE 8 – CONVERTIBLE SECURED NOTE PAYABLE

In December 2019, the Company issued convertible secured debentures (the “2019 Note”) to three investors in the aggregate principal amount of $113,000, with interest at 10% per annum and due in eighteen months, or June 2021. The Company received net proceeds of $113,000. The 2019 Note is secured by all the assets of the Company and its subsidiaries. The 2019 Note provides a conversion right, in which the principal amount of the Note, together with any accrued but unpaid interest, could be converted into the Company’s common stock at a conversion price at $0.25 per share.

NOTE 9 – SHAREHOLDERS’ EQUITY

Common shares issued for cash

During the years ended December 31, 2019 and 2018, the Company received proceeds of $622,000 and $3,853,000 from the sale of 2,487,998 and 15,300,398 shares of common stock, at $0.25 per share, as part of a Regulation D offering.

Common shares issued for services

The Company entered into various consulting agreements with third parties (“Consultants”) pursuant to which these Consultants provided business development, sales promotion, introduction to new business opportunities, strategic analysis and, sales and marketing activities. In addition, the Company issues its employees common shares to reward performance. During the year ended December 31, 2019 and 2018, the Company issued 4,814,000 and 3,209,030 shares of common stock to these consultants and employees, with a fair value of $1,204,000 and $812,000 at the date of grant, respectively, which was recognized as compensation cost.

Common shares issued to an officer

On December 23, 2019, the Company issued Paul Spivak, the Company’s President and a shareholder, 27,091,000 shares of Company common stock, with a fair value of $6,772,000, or $0.25 per shares, which was recognized as compensation cost.

Shares issued on exercise of warrants

During the year ended December 31, 2018, the Company issued 150,000 shares of the Company’s common stock, on the receipt of $60,000 in proceeds from the exercise of warrants.

Summary of Warrants

A summary of warrants for the years ended December 31, 2019 and 2018, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Warrants	Price
Balance outstanding, December 31, 2017	250,000	0.50
Warrants granted	15,351,354	0.50
Warrants exercised	(150,000)	0.40
Warrants expired or forfeited	(150,000)	0.50
Balance outstanding, December 31, 2018	15,301,354	0.50
Warrants granted	150,000	0.50
Warrants exercised	-	-
Warrants expired or forfeited	(9,637,354)	0.50
Balance outstanding, December 31, 2019	5,814,000	$0.50
Balance exercisable, December 31, 2019	5,814,000	$0.50

Information relating to outstanding warrants at December 31, 2019, summarized by exercise price, is as follows:

	Outstanding			Exercisable
			Weighted		Weighted
			Average		Average
Exercise Price Per Share	Shares	Life (Years)	Exercise Price	Shares	Exercise Price
$0.50	5,814,000	0.30	$0.50	5,814,000	$0.50

In conjunction with the sale of a portion of the common shares issued as part of its Regulation D offering discussed above, the Company issued eighteen-month warrants to purchase shares of common stock at an exercise price of $0.50. During the years ended December 31, 2019 and 2018, the Company issued warrants to purchase 150,000 and 15,351,354 shares of common stock at an exercise price of $0.50.

The weighted-average remaining contractual life of warrants outstanding and exercisable at December 31, 2019 was 0.44 years. The intrinsic value of both outstanding and exercisable warrants at December 31, 2019 was $1,020,000.

NOTE 10 – INCOME TAXES

At December 31, 2019, the Company had available Federal and state net operating loss carryforwards to reduce future taxable income. The amounts available were approximately $7,119,000 for Federal and state purposes. The carryforwards expire in various amounts through 2039. Given the Company’s history of net operating losses, management has determined that it is more likely than not that the Company will not be able to realize the tax benefit of the carryforwards. Accordingly, the Company has not recognized a deferred tax asset for this benefit. Section 382 generally limits the use of NOLs and credits following an ownership change, which occurs when one or more 5 percent shareholders increase their ownership, in aggregate, by more than 50 percentage points over the lowest percentage of stock owned by such shareholders at any time during the “testing period” (generally three years).

Effective January 1, 2007, the Company adopted FASB guidelines that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. This guidance also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2019 and 2018, the Company did not have a liability for unrecognized tax benefits, and no adjustment was required at adoption.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2019, and 2018, the Company has not accrued interest or penalties related to uncertain tax positions. Additionally, tax years 2016 through 2019 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Upon the attainment of taxable income by the Company, management will assess the likelihood of realizing the tax benefit associated with the use of the carryforwards and will recognize the appropriate deferred tax asset at that time.

The Company’s effective income tax rate differs from the amount computed by applying the federal statutory income tax rate to loss before income taxes as follows:

	December 31, 2019	December 31, 2018
Income tax benefit at federal statutory rate	(21.0)%	(21.0)%
State income tax benefit, net of federal benefit	(6.0)%	(6.0)%
Change in valuation allowance	27.00%	27.00%

Income taxes at effective tax rate	-%	-%

The components of deferred taxes consist of the following at December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Net operating loss carryforwards	$1,922,000	$1,443,000
Less: Valuation allowance	(1,922,000)	(1,443,000)

Net deferred tax assets	$-	$-

NOTE 11– LEGAL PROCEEDINGS

We are engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of our business. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or our subsidiary, threatened against our Company, our common stock, our subsidiary or of our Company or our subsidiary’s officers or directors in their capacities as such.

NOTE 12– SUBSEQUENT EVENTS

Common shares issued for cash

Subsequent to December 31, 2019, the Company received proceeds of $50,000 from the issuance of 200,000 shares of common stock, at $0.25 per share, as part of a Regulation D offering.

Common shares issued for services

Subsequent to December 31, 2019, the Company issued 125,000 shares of common stock for services received, with a fair value of $31,000 at the date of grant.

Common shares issued on conversion of a convertible note payable

Subsequent to December 31, 2019, the Company issued 24,000 shares of common stock, for the conversion of $6,000 of a convertible note payable.

Convertible Secured Notes Payable

Subsequent to December 31, 2019, the Company issued convertible secured debentures in the aggregate principal amount of $234,000, with similar terms disclosed in Note 6.

Notes Payable

On March 12, 2020, the Company entered into a loan agreement with Celtic Bank in the principal amount of $150,000 with interest at 32.09% per annum and due on September 12, 2021. The loan requires minimum monthly payments of $10,958, and is secured by the Company’s assets and future sales.

On April 10, 2020, the Company was granted a loan (the “PPP loan”) from Key Bank in the aggregate amount of $195,000 pursuant to the Paycheck Protection Program (the “PPP”) under the CARES Act.

The PPP loan agreement is dated April 10, 2020, matures on April 10, 2022, bears interest at a rate of 1% per annum, with the first six months of interest deferred, is payable monthly commencing on November 2020, and is unsecured and guaranteed by the U.S. Small Business Administration. The loan term may be extended to April 20, 2025, if mutually agreed to by the Company and lender. We applied ASC 470, Debt, to account for the PPP loan. The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP loan may only be used for qualifying expenses as described in the CARES Act, including qualifying payroll costs, qualifying group health care benefits, qualifying rent and debt obligations, and qualifying utilities. The Company intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses. The Company intends to apply for forgiveness of the PPP loan with respect to these qualifying expenses; however, we cannot assure that such forgiveness of any portion of the PPP loan will occur. As for the potential loan forgiveness, once the PPP loan is, in part or wholly, forgiven and a legal release is received, the liability would be reduced by the amount forgiven and a gain on extinguishment would be recorded. The terms of the PPP loan provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events.

Line of Credit

On April 28, 2020, the Company’s subsidiary, Intellitronix Corporation, obtained a $50,000 line of credit from Keybank. The line of credit carries an interest rate of 3.25%.

Acquisition of Facility

On April 24, 2020, the Company, through its wholly-owned subsidiary Intellitronix Corporation, entered into an agreement to purchase real property located at 1148 East 222nd Street and V/L East 222nd Street in Euclid, Ohio (the “Property”) for $675,000, including fees and expenses. The Company paid for the building with cash utilizing its cash reserves and proceeds received from a related party loan discussed below.

Loan Agreement related to Acquisition of Facility

On April 24, 2020, the Company entered into a loan agreement (the “Loan Agreement”) with the Company’s President and shareholder, Paul Spivak (the “Lender”), pursuant to which Intellitronix Corporation borrowed $408,000 from the Lender (the “Loan”). The Loan has a term is for twelve months and carries an interest rate of 6.00%. Intellitronix Corporation used the net proceeds from the Loan to acquire the Facility described above.

ITEM 14. CHANGES IN AND DISAGREEEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements:

All financial statements as set forth under Item 13 of this Form 10.

(b)	Exhibits:

Exhibit Number	Description of Exhibit
2.1	Share Exchange Agreement dated May 26, 2016*

2.2	Acquisition Agreement dated December 16, 2016 with Intellitronix Corp.*

3.1	Articles of Incorporation for US Lighting Group, Inc.*

3.2	Articles of Incorporation for Intellitronix Corp.*

3.3	Articles of Amendment filed with the State of Florida on August 9, 2016*

3.4	Bylaws for US Lighting Group, Inc.*

10.1	Employment Agreement with Paul Spivak dated January 2, 2017*

† Management contract or compensatory plan
* Filed herewith
** Previously Filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

US Lighting Group a Florida Corporation

Date: September 28, 2020	By:	/S/ PAUL SPIVAK
Paul Spivak
Chief Executive Officer (principal executive, financial and accounting officer)